                                                      Registration No. 333-43671

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                          PRE-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------


                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (EXACT NAME OF TRUST)


                          ----------------------------


                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                                 DENNIS W. CLICK
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


================================================================================

         Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================



                                    1 of 86

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                                       CAPTION IN PROSPECTUS
  1...............................................................................Nationwide Life Insurance Company
                                                                                  The Variable Account
  2...............................................................................Nationwide Life Insurance Company
  3...............................................................................Custodian of Assets
  4...............................................................................Distribution of The Policies
  5...............................................................................The Variable Account
  6...............................................................................Not Applicable
  7...............................................................................Not Applicable
  8...............................................................................Not Applicable
  9...............................................................................Legal Proceedings
 10...............................................................................Information About The Policies; How
                                                                                  The Cash Value Varies; Right to
                                                                                  Exchange for a Fixed Benefit Policy;
                                                                                  Reinstatement; Other Policy
                                                                                  Provisions
 11...............................................................................Investments of The Variable
                                                                                  Account
 12...............................................................................The Variable Account
 13...............................................................................Policy Charges
                                                                                  Reinstatement
 14...............................................................................Underwriting and Issuance -
                                                                                  Premium Payments
                                                                                  Minimum Requirements for
                                                                                  Issuance of a Policy
 15...............................................................................Investments of the Variable
                                                                                  Account; Premium Payments
 16...............................................................................Underwriting and Issuance -
                                                                                  Allocation of Cash Value
 17...............................................................................Surrendering The Policy for Cash
 18...............................................................................Reinvestment
 19...............................................................................Not Applicable
 20...............................................................................Not Applicable
 21...............................................................................Policy Loans
 22...............................................................................Not Applicable
 23...............................................................................Not Applicable
 24...............................................................................Not Applicable
 25...............................................................................Nationwide Life Insurance Company
 26...............................................................................Not Applicable
 27...............................................................................Nationwide Life Insurance Company
 28...............................................................................Company Management
 29...............................................................................Company Management
 30...............................................................................Not Applicable
 31...............................................................................Not Applicable
 32...............................................................................Not Applicable
 33...............................................................................Not Applicable
 34...............................................................................Not Applicable
 35...............................................................................Nationwide Life Insurance Company
 36...............................................................................Not Applicable
 37...............................................................................Not Applicable
 38...............................................................................Distribution of The Policies
 39...............................................................................Distribution of The Policies
 40...............................................................................Not Applicable




                                    2 of 86

N-8B-2 ITEM                                                                       CAPTION IN PROSPECTUS
 41(a)............................................................................Distribution of The Policies
 42...............................................................................Not Applicable
 43...............................................................................Not Applicable
 44...............................................................................How The Cash Value Varies
 45...............................................................................Not Applicable
 46...............................................................................How The Cash Value Varies
 47...............................................................................Not Applicable
 48...............................................................................Custodian of Assets
 49...............................................................................Not Applicable
 50...............................................................................Not Applicable
 51...............................................................................Summary of The Policies;
                                                                                  Information About The Policies
 52...............................................................................Substitution of Securities
 53...............................................................................Taxation of The Company
 54...............................................................................Not Applicable
 55...............................................................................Not Applicable
 56...............................................................................Not Applicable
 57...............................................................................Not Applicable
 58...............................................................................Not Applicable
 59...............................................................................Financial Statements





                                    3 of 86

                        NATIONWIDE LIFE INSURANCE COMPANY
                                 P.O. Box 182150
                            Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

      CORPORATE FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-4


The life insurance policies offered by this prospectus are corporate flexible premium variable universal life insurance policies (collectively referred to as the "Policies"). The Policies are designed for use by corporations and employers, to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies also may provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. The death benefit and Cash Value of the Policies may vary to reflect the experience of Nationwide VLI Separate Account-4 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.


The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at Net Asset Value, shares of a designated Underlying Mutual Fund in the following series:

                  AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.,
           A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS
American Century VP Income & Growth            American Century VP International
                            American Century VP Value

                                     DREYFUS
The Dreyfus Socially Responsible                  Dreyfus Stock Index Fund, Inc.
       Growth Fund, Inc.
        Dreyfus Variable Investment Fund - Capital Appreciation Portfolio


                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND
VIP Equity-Income Portfolio: Service Class   VIP Growth Portfolio: Service Class
VIP High Income Portfolio: Service Class*  VIP Overseas Portfolio: Service Class


                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
                   VIP II Contrafund Portfolio: Service Class

                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
              VIP III Growth Opportunities Portfolio: Service Class

                                 MORGAN STANLEY
     Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio
              Van Kampen American Capital Life Investment Trust -
                Morgan Stanley Real Estate Securities Portfolio

                        NATIONWIDE SEPARATE ACCOUNT TRUST
   Capital Appreciation Fund                      Government Bond Fund
       Money Market Fund                            Total Return Fund
    Nationwide Balanced Fund                  Nationwide Equity Income Fund
  Nationwide Global Equity Fund             Nationwide High Income Bond Fund*
Nationwide Multi Sector Bond Fund*       Nationwide Select Advisers Mid Cap Fund
 Nationwide Small Cap Value Fund              Nationwide Small Company Fund
Nationwide Strategic Growth Fund             Nationwide Strategic Value Fund

                  NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
AMT Guardian Portfolio                              AMT Mid-Cap Growth Portfolio
                             AMT Partners Portfolio


                       OPPENHEIMER VARIABLE ACCOUNT FUNDS
                       Oppenheimer Aggressive Growth Fund
               (formerly "Oppenheimer Capital Appreciation Fund")
Oppenheimer Growth & Income Fund                         Oppenheimer Growth Fund


                        VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Emerging Markets Fund                       Worldwide Hard Assets Fund

                              WARBURG PINCUS TRUST
Growth & Income Portfolio                         International Equity Portfolio
                         Post-Venture Capital Portfolio

* These Underlying Mutual Funds may invest in lower quality debt securities commonly referred to as junk bonds.


NATIONWIDE LIFE INSURANCE COMPANY (THE "COMPANY") GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE WITHOUT VALUE. THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT, SEE "THE FIXED ACCOUNT OPTION."

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, ANY ADVISER OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.


THE BENEFITS DESCRIBED IN THIS PROSPECTUS MAY NOT BE AVAILABLE IN EVERY JURISDICTION. PLEASE REFER TO YOUR POLICY FOR SPECIFIC BENEFIT INFORMATION.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE, www.sec.gov, THAT CONTAINS ANY MATERIAL INCORPORATED BY REFERENCE RELATING TO THIS PROSPECTUS.


THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.


                   THE DATE OF THIS PROSPECTUS IS MAY 1,1998.

                                GLOSSARY OF TERMS

ATTAINED AGE- The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY- The person to whom the Death Proceeds are paid.

CASH VALUE- The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE- The Policy's Cash Value, less any Indebtedness under the Policy.

CODE- The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.

DEATH PROCEEDS- Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.

FIXED ACCOUNT- An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT- All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.

GUIDELINE LEVEL PREMIUM- The amount of level annual premium calculated in accordance with the provisions of the Code. It represents the level annual premiums required to mature the Policy under guaranteed mortality and current expense charges, and an interest rate of 4%.

HOME OFFICE- The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS- Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL PREMIUM- The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

INSURED- The person whose life is covered by the Policy, and who is named on the Policy Data Page.

MATURITY DATE- The Policy Anniversary on or following the Insured's 100th birthday.

MONTHLY ANNIVERSARY DAY- The same day as the Policy Date for each succeeding month.

NET AMOUNT AT RISK- For any Policy month, the Net Amount at Risk is the death benefit at the beginning of the Policy month minus the Cash Value calculated at the beginning of the Policy month prior to deduction of the base Policy cost of insurance charge.


NET ASSET VALUE- The value of one share of an Underlying Mutual Fund at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.


NET PREMIUMS- Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy Data Page.

POLICY ANNIVERSARY- The same day and month as the Policy Date for succeeding years.

POLICY CHARGES- All deductions made from the value of the Variable Account, or the Policy Cash Value.

POLICY DATE- The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy Data Page.

POLICY LOAN ACCOUNT- The Portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER- The person designated in the Policy application as the Owner.

POLICY YEAR- Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM- The Scheduled Premium is shown on the Policy Data Page.

SPECIFIED AMOUNT- A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy Data Page.

SUB-ACCOUNTS- Separate and distinct divisions of the Variable Account, to which specific Underlying Mutual Fund shares are allocated and for which Accumulation Units and Annuity Units are separately maintained.


SURRENDER CHARGE- An amount deducted from the Cash Value if the Policy is surrendered. This amount is zero.

TARGET PREMIUM- The level annual premium at which the sales load is reduced on a current basis.

UNDERLYING MUTUAL FUNDS- The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.


VALUATION DATE- Each day the New York Stock Exchange and the Home Office are open for business or any other day during which there is sufficient degree of trading that the current Cash Value might be materially affected.


VALUATION PERIOD- A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT- Nationwide VLI Separate Account-4, a separate investment account of the Company.

                                TABLE OF CONTENTS

GLOSSARY OF TERMS............................................................................................3
SUMMARY OF THE POLICIES......................................................................................8
         Variable Life Insurance.............................................................................8
         The Variable Account and its Sub-Accounts...........................................................8
         The Fixed Account...................................................................................8
         Deductions and Charges..............................................................................8
         Premiums............................................................................................9
NATIONWIDE LIFE INSURANCE COMPANY............................................................................9
THE VARIABLE ACCOUNT.........................................................................................9
         Investments of the Variable Account................................................................10
         American Century Variable Portfolios, Inc., a member of the American Century(SM)
                  Family of Investments.....................................................................11
         Dreyfus Stock Index Fund, Inc......................................................................11
         Dreyfus Variable Investment Fund...................................................................12
         The Dreyfus Socially Responsible Growth Fund, Inc..................................................12
         Fidelity Variable Insurance Products Fund: Service Class...........................................12
         Fidelity Variable Insurance Products Fund II: Service Class........................................13
         Fidelity Variable Insurance Products Fund III: Service Class.......................................13
         Morgan Stanley Universal Funds, Inc................................................................13
         Nationwide Separate Account Trust..................................................................14
                  Subadvised Nationwide Funds...............................................................14
         Neuberger & Berman Advisers Management Trust.......................................................17
         Oppenheimer Variable Account Funds.................................................................17
         Van Eck Worldwide Insurance Trust..................................................................18
         Van Kampen American Capital Life Investment Trust..................................................18
         Warburg Pincus Trust...............................................................................19
         Reinvestment.......................................................................................19
         Transfers..........................................................................................19
         Dollar Cost Averaging..............................................................................20
         Substitution of Securities.........................................................................20
         Voting Rights......................................................................................21
INFORMATION ABOUT THE POLICIES..............................................................................21
         Underwriting and Issuance..........................................................................21
         -Minimum Requirements for Issuance of a Policy.....................................................21
         -Premium Payments..................................................................................21
         Allocation of Net Premium and Cash Value...........................................................22
         Short-Term Right to Cancel Policy..................................................................22
POLICY CHARGES..............................................................................................22
         Deductions from Premiums...........................................................................22
         Deductions from Cash Value.........................................................................23
         -Monthly Cost of Insurance.........................................................................23
         -Monthly Administrative Charge.....................................................................23
         Deductions from the Sub-Accounts...................................................................23
         Reduction of Charges (Policy and Sub-Accounts).....................................................24
         Expenses of the Underlying Mutual Funds............................................................24
HOW THE CASH VALUE VARIES...................................................................................28
         How the Investment Experience is Determined........................................................28
         Net Investment Factor..............................................................................28
         Valuation of Assets................................................................................28
         Determining the Cash Value.........................................................................28
         Valuation Periods and Valuation Dates..............................................................29
SURRENDERING THE POLICY FOR CASH............................................................................29
         Right to Surrender.................................................................................29
         Cash Surrender Value...............................................................................29
         Partial Surrenders.................................................................................29
         -Preferred Partial Surrenders......................................................................29
         -Reduction of the Specified Amount.................................................................29


         Maturity Proceeds..................................................................................30
         Income Tax Withholding.............................................................................30
POLICY LOANS................................................................................................30
         Taking a Policy Loan...............................................................................30
         Effect on Investment Performance...................................................................30
         Interest...........................................................................................30
         Effect on Death Benefit and Cash Value.............................................................31
         Repayment..........................................................................................31
HOW THE DEATH BENEFIT VARIES................................................................................31
         Calculation of the Death Benefit...................................................................31
         Proceeds Payable on Death..........................................................................33
RIGHT OF CONVERSION.........................................................................................33
CHANGES OF INVESTMENT POLICY................................................................................33
GRACE PERIOD................................................................................................33
REINSTATEMENT...............................................................................................33
THE FIXED ACCOUNT OPTION....................................................................................34
CHANGES IN EXISTING INSURANCE COVERAGE......................................................................34
         Specified Amount Increases.........................................................................34
         Specified Amount Decreases.........................................................................34
         Changes in the Death Benefit Option................................................................35
OTHER POLICY PROVISIONS.....................................................................................35
         Policy Owner.......................................................................................35
         Beneficiary........................................................................................35
         Assignment.........................................................................................35
         Incontestability...................................................................................35
         Error in Age ......................................................................................36
         Suicide............................................................................................36
         Nonparticipating Policies..........................................................................36
         Riders.............................................................................................36
LEGAL CONSIDERATIONS........................................................................................36
DISTRIBUTION OF THE POLICIES................................................................................36
CUSTODIAN OF ASSETS.........................................................................................37
TAX MATTERS.................................................................................................37
         Policy Proceeds....................................................................................37
         Withholding........................................................................................38
         -Non-Resident Aliens...............................................................................38
         -Federal Estate and Generation-Skipping Transfer Taxes.............................................38
         Taxation of the Company............................................................................39
         Tax Changes........................................................................................39
THE COMPANY.................................................................................................40
COMPANY MANAGEMENT..........................................................................................40
         Directors of the Company...........................................................................41
         Executive Officers of the Company..................................................................42
OTHER CONTRACTS ISSUED BY THE COMPANY.......................................................................43
STATE REGULATION............................................................................................43
REPORTS TO POLICY OWNERS....................................................................................43
ADVERTISING.................................................................................................43
YEAR 2000 COMPLIANCE ISSUES.................................................................................44
LEGAL PROCEEDINGS...........................................................................................44
EXPERTS.....................................................................................................44
REGISTRATION STATEMENT......................................................................................44
LEGAL OPINIONS..............................................................................................45
APPENDIX....................................................................................................46
FINANCIAL STATEMENTS........................................................................................56


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES


VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value.

Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other Policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS


The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts or the Fixed Account into which the Cash Value will be allocated. In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust ("NSAT")-Money Market Fund (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each Sub-Account are invested at Net Asset Value in shares of corresponding Underlying Mutual Funds (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."


THE FIXED ACCOUNT


The Fixed Account is funded by the assets of the General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%. The Fixed Account is not available for Policies issued in the State of Texas.


DEDUCTIONS AND CHARGES

The Company deducts certain charges from the assets of the Variable Account and the Cash Value of the Policy. These charges are made for administrative and sales expenses, state premium taxes, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

     1.  monthly cost of insurance; plus

     2. monthly cost of any additional benefits provided by riders to the Policy; plus

     3. an administrative expense charge. This charge is currently $5.00 per month. The charge may be increased at the sole discretion of the Company but is guaranteed not to exceed $10.00 per month.

The Company also deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.40% in the first through fourth Policy Years, 0.25% in fifth through twentieth Policy Years and 0.10% thereafter.

There are no Surrender Charges.


Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. (See "Expenses of the Underlying Mutual Funds.")


PREMIUMS


The minimum Initial Premium for which a Policy may be issued is equal to three monthly deductions. A Policy may be issued to an Insured up to age 80. For a limited time, the Policy Owner has the right to cancel the Policy and the Company will refund the amount prescribed by the state in which the Policy was issued (see "Short-Term Right to Cancel Policy"). The Initial Premium is due on the Policy Date. It will be credited on the Policy Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page. Premiums, other than the Initial Premium, may be made at any time while the Policy is in force.


                        NATIONWIDE LIFE INSURANCE COMPANY


The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the "Nationwide Insurance Enterprise" with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215.

The Company is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia, and Puerto Rico (for additional information, see "The Company").


                              THE VARIABLE ACCOUNT


The Variable Account was established by the Company on December 3, 1987, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (the "1940 Act"). Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43215 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or of the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts (see "Tax Matters"). The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Sub-Accounts and the Fixed Account (see "Allocation of Cash Value"). During the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy, all Net Premiums not allocated to the Fixed Account are placed in the NSAT- Money Market Fund. At the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at Net Asset Value for the respective Sub-Accounts. Any subsequent Net Premiums received after this period will be allocated based on the Underlying Mutual Fund allocation factors.

No less than 1% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Cash Value", and "Short-Term Right to Cancel Policy").

The Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in each Underlying Mutual Funds' prospectus. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Each of the Underlying Mutual Fund options is a registered investment company which receives investment advice from a registered investment adviser:

     1. American Century Variable Portfolios, Inc., a member of the American Century(sm) Family of Investments, managed by American Century Investment Management, Inc.;

     2.  Dreyfus Stock Index Fund, Inc., managed by The Dreyfus
         Corporation/Mellon Equity Associates;

     3. The Dreyfus Socially Responsible Growth Fund, Inc., managed by The Dreyfus Corporation/NCM Capital Management Group;

     4.  Dreyfus Variable Investment Fund, managed by The Dreyfus Corporation;

     5. Fidelity Variable Insurance Products Fund: Service Class, managed by Fidelity Management & Research Company;

     6. Fidelity Variable Insurance Products Fund II: Service Class, managed by Fidelity Management & Research Company;

     7. Fidelity Variable Insurance Products Fund III: Service Class, managed by Fidelity Management & Research Company;

     8. Morgan Stanley Universal Funds, Inc. managed by Morgan Stanley Asset Management, Inc.

     9. Nationwide Separate Account Trust, managed by Nationwide Advisory Services, Inc.;

     10. Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

     11. Oppenheimer Variable Accounts Funds, managed by OppenheimerFunds, Inc.;

     12. Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

     13. Van Kampen American Capital Life Investment Trust, managed by Van Kampen American Capital Asset Management, Inc.; and

     14. Warburg Pincus Trust, managed by Warburg Pincus Asset Management, Inc.



The Underlying Mutual Fund options are NOT available to the general public directly. The Underlying Mutual Funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Underlying Mutual Funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Underlying Mutual Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, Policy purchasers should understand that the Underlying Mutual Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding Underlying Mutual Funds may differ substantially.

A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. These Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds. Prospectuses for the Underlying Mutual Funds must be read in conjunction with this prospectus. A copy of each prospectus may be obtained without charge from the Company by calling 1-800-547-7548, TDD 1-800-238-3035, or by writing P.O. Box 182150, Columbus, Ohio 43128-2150. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHEIVED.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS.

American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

        -AMERICAN CENTURY VP INCOME & GROWTH


        Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

        -AMERICAN CENTURY VP INTERNATIONAL

        Investment Objective: To seek capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

        -AMERICAN CENTURY VP VALUE

        Investment Objective: The investment objective of the Fund is long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total asset in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.

DREYFUS STOCK INDEX FUND, INC.


The Dreyfus Stock Index Fund, Inc. ("Fund") is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.


        Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

DREYFUS VARIABLE INVESTMENT FUND


Dreyfus Variable Investment Fund ("Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers it's shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's manager. Fayez Sarofim & Company serves as the sub-adviser and provides day-to-day management of the portfolio.


        -CAPITAL APPRECIATION PORTFOLIO

        Investment Objective: The Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

        Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Variable Insurance Products Fund (VIP) is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

        -VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS

        Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

        -VIP GROWTH PORTFOLIO: SERVICE CLASS

        Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

        -VIP HIGH INCOME PORTFOLIO: SERVICE CLASS

        Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

        o at least 65% in income-producing debt securities and preferred stocks, including convertible securities

        o up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

        Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

        -VIP OVERSEAS PORTFOLIO: SERVICE CLASS

        Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fidelity Variable Insurance Products Fund II (VIP II) is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP II and its portfolios.

        -VIP II CONTRAFUND PORTFOLIO: SERVICE CLASS


        Investment Objective: To seek capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND III


The Fidelity Variable Insurance Products Fund III (VIP III) is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP III and its portfolios.


        -VIP III GROWTH OPPORTUNITIES PORTFOLIO: SERVICE CLASS

        Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. Its Emerging Markets Debt Portfolio is managed by Morgan Stanley Asset Management, Inc.

        -EMERGING MARKETS DEBT PORTFOLIO

        Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.

NATIONWIDE SEPARATE ACCOUNT TRUST


Nationwide Separate Account Trust ("NSAT") is a diversified open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. The assets of NSAT are managed by Nationwide Advisory Services, Inc. ("NAS"), a wholly-owned subsidiary of Nationwide Life Insurance Company.


        -CAPITAL APPRECIATION FUND

        Investment Objective: Long-term growth by primarily investing in a diversified portfolio of the common stock of companies which NAS determines have a better-than-average potential for sustained capital growth over the long term.

        -GOVERNMENT BOND FUND

        Investment Objective: As high a level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the U.S. Government, its agencies or instrumentalities.

        -MONEY MARKET FUND

        Investment Objective: As high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

        -TOTAL RETURN FUND

        Investment Objective: Capital growth by investing in common stocks of companies that NAS believes will have above-average earnings or otherwise provide investors with above-average potential for capital appreciation. To maximize this potential, NAS may also utilize from time to time, securities convertible into common stock, warrants and options to purchase such stocks.

                           SUBADVISED NATIONWIDE FUNDS

        -NATIONWIDE BALANCED FUND

        Subadviser: Salomon Brothers Asset Management, Inc.

        Investment Objective: Primarily seeks above-average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securities and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser, Salomon Brothers Asset Management, Inc., will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities, but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

        -NATIONWIDE EQUITY INCOME FUND

        Subadviser: Federated Investment Counseling

        Investment Objective: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

        -NATIONWIDE GLOBAL EQUITY FUND

        Subadviser: J. P. Morgan Investment Management Inc.

        Investment Objective: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

        -NATIONWIDE HIGH INCOME BOND FUND

        Subadviser: Federated Investment Counseling

        Investment Objective: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by Standard & Poor's or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

        -NATIONWIDE MULTI SECTOR BOND FUND

        Subadviser: Salomon Brothers Asset Management, Inc. with Salomon Brothers Asset Management Limited

        Investment Objective: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser, Salomon Brothers Asset Management, Inc. broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities. The Subadviser has entered into a subadvisory agreement with its London based affiliate, Salomon Brothers Asset Management Limited, pursuant to which the subadviser has delegated to Salomon Brothers Asset Management Limited responsibility for management of the Fund's investments in non-dollar denominated debt securities and currency transactions.

        -NATIONWIDE SELECT ADVISERS MID CAP FUND

        Subadvisers: First Pacific Advisors, Inc., Pilgrim Baxter & Associates, Ltd., and Rice, Hall, James & Associates

        Investment Objective: Capital appreciation by investing primarily in equity securities of medium-sized companies (market capitalization between $500 million and $7 billion). Under normal market conditions, the Fund will invest in equity securities consisting of common stock, preferred stock and securities convertible into common stocks, including convertible preferred stock and convertible bonds. NAS has chosen the Fund's subadvisers because they utilize a number of different investment styles. In utilizing these different styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

        -NATIONWIDE SMALL CAP VALUE FUND

        Subadviser: The Dreyfus Corporation

        Investment Objective: Capital appreciation through investment in a diversified portfolio of equity securities of companies with a median market capitalization of approximately $1 billion. Under normal market conditions, at least 75% of the Fund's total assets will be invested in equity securities of companies with market capitalizations at the time of purchase of between $200 million and $2.5 billion. The Fund will invest in equity securities of domestic and foreign issuers characterized as "value" companies according to criteria established by The Dreyfus Corporation, the Fund's subadviser.

        -NATIONWIDE SMALL COMPANY FUND

        Subadvisers: The Dreyfus Corporation, Neuberger & Berman, L.P., Pictet International Management Limited with Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Asset Management, Inc.

        Investment Objective: Long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. The subadvisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing different investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

        -NATIONWIDE STRATEGIC GROWTH FUND

        Subadviser: Strong Capital Management Inc.

        Investment Objective: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

        -NATIONWIDE STRATEGIC VALUE FUND

        Subadviser: Strong Capital Management Inc./Schafer Capital Management
        Inc.

        Investment Objective: Primarily long-term capital appreciation; current income is a secondary objective. The Fund seeks to meet its objectives by investing in securities which are believed to offer the possibility of increase in value, primarily common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase in relation to investment value. Other than considered appropriate for cash reserves, the Fund will generally maintain a fully invested position in common stocks of publicly held companies, primarily in stocks of companies listed on a national securities exchange or other equity securities (common stock or securities convertible into common stock). Investments may also be made in debt securities which are convertible into common stocks and in warrants or other rights to purchase common stock, which in such case are considered equity securities by the Fund. Strong Capital Management, Inc. has subcontracted with Schafer Capital Management, Inc. to subadvise the Fund.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust ("N&B AMT") is an open-end, diversified management investment company consisting of several series. Shares of the series of N&B AMT are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context.

The Guardian, Partners and Mid-Cap Growth Portfolios of N&B AMT invest all of their investable assets in a corresponding series of Advisers Managers Trust managed by Neuberger & Berman Management Incorporated ("N&B Management"). Each series then invests in securities in accordance with an investment objective, policies and limitations identical to those of the Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. (For more information regarding "master/feeder fund" structure, see "Special Information Regarding Organization, Capitalization, and Other Matters" in the underlying mutual fund prospectus.) The investment advisor is N&B Management.

        -AMT GUARDIAN PORTFOLIO

        Investment Objective: Capital appreciation and secondarily, current income. The Portfolio and its corresponding series seek to achieve these objectives by investing in common stocks of long-established, high-quality companies. N&B Management uses a value-oriented investment approach in selecting securities, looking for low price-to-earnings ratios, strong balance sheets, solid management, and consistent earnings.

        -AMT MID-CAP GROWTH PORTFOLIO

        Investment Objective: Capital appreciation by investing in equity securities of medium-sized companies that N&B Management believes have the potential for long-term, above-average capital appreciation. Medium-sized companies have market capitalizations form $300 million to $10 billion at the time of investment. The Portfolio and its corresponding series may invest up to 10% of its net assets, measured at the time of investment, in corporate debt securities that are below investment grade or, if unrated, deemed by N&B Management to be of comparable quality. Securities that are below investment grade, as well as unrated securities, are often considered to be speculative and usually entail greater risk. As a part of the Portfolio's investment strategy, the Portfolio may invest up to 20% of its net assets in securities of issuers organized and doing business principally outside the United States. This limitation does not apply with respect to foreign securities that are denominated in U.S. dollars.

        -AMT PARTNERS PORTFOLIO

        Investment Objective: Capital growth by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and the company's track record through all parts of the market cycle.

OPPENHEIMER VARIABLE ACCOUNT FUNDS


The Oppenheimer Variable Account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

        -OPPENHEIMER AGGRESSIVE GROWTH FUND (FORMERLY "OPPENHEIMER CAPITAL APPRECIATION FUND")

        Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

        -OPPENHEIMER GROWTH FUND

        Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

        -OPPENHEIMER GROWTH & INCOME FUND

        Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of insurance companies to fund the benefits of variable life insurance policies and variable annuity contracts. The investment advisor and manager is Van Eck Associates Corporation.

        -WORLDWIDE EMERGING MARKETS FUND


        Investment Objective: Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.


        -WORLDWIDE HARD ASSETS FUND

        Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber, and industrial and precious metals. Income is a secondary consideration.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

Van Kampen American Capital Life Investment Trust is an open-end diversified management investment company organized as a Delaware business trust. Shares are offered in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Fund's investment adviser.

        -MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO

        Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities.

WARBURG PINCUS TRUST

The Warburg Pincus Trust is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Portfolios are managed by Warburg Pincus Asset Management, Inc. ("Warburg").

        -GROWTH & INCOME PORTFOLIO

        Investment Objective: Long-term growth of capital and income by investing primarily in dividend-paying equity securities. Under normal market conditions, the Portfolio will invest substantially all of its asset in equity securities that Warburg considers to be relatively undervalued based upon research and analysis, taking into account factors such as price/book ratio, price/cash flow ratio, earnings growth, debt/capital ratio and multiples of earnings of comparable securities. Although the Portfolio may hold securities of any size, it currently expects to focus on companies with market capitalizations of $1 billion or greater at the time of initial purchase.

        -INTERNATIONAL EQUITY PORTFOLIO

        Investment Objective: Long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of Warburg have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

        -POST-VENTURE CAPITAL PORTFOLIO

        Investment Objective: Long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of "post-venture capital companies." A post-venture capital company is one that has received venture capital financing either: (a) during the early stages of the company's existence or the early stages of the development of a new product or service; or
        (b) as part of a restructuring or recapitalization of the company. The Portfolio may invest up to 10% of its assets in venture capital and other investment funds.

REINVESTMENT


The Underlying Mutual Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Net Premium and Cash Value").


TRANSFERS

The Policy Owner may transfer amounts between the Fixed Account and the Sub-Accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

Transfers made from the Fixed Account must be made within 45 days after the end of an interest rate guarantee period (the period of time for which the current interest crediting rate is guaranteed by the Company). The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year.

Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of the Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.

Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Policy Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Policy Owner.

Policy Owners who have entered into a Dollar Cost Averaging agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept: (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner; or (2) the transfer or exchange instructions of individual Policy Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

DOLLAR COST AVERAGING


The Policy Owner may direct the Company to automatically transfer from the Fidelity VIP Fund - High Income Portfolio, NSAT-Government Bond Fund, NSAT-Money Market Fund, NSAT-Nationwide High Income Bond Fund or the Fixed Account, to any other Sub-Account within the Variable Account. Dollar Cost Averaging will occur on a monthly basis or on another frequency permitted by the Company. Dollar Cost Averaging is a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. To qualify for Dollar Cost Averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. The minimum monthly transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the program is requested. Transfers will be processed until either the value in the originating funds is exhausted or the Policy Owner instructs the Home Office in writing to cancel the transfers.

The Company reserves the right to discontinue establishing new Dollar Cost Averaging programs. The Company also reserves the right to assess a processing fee for this service.


SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management, further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply ONLY with respect to Cash Value allocated to the Sub-Accounts.


In accordance with its view of applicable law, the Company will vote the shares of the Underlying Mutual Funds at regular and special meetings of the shareholders. These shares will be voted in accordance with instructions received from Policy Owners. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation changes permitting the Company to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.


The Policy Owner is the person who has voting interest under the Policy. The number of Underlying Mutual Fund shares attributable to each Policy Owner is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the Net Asset Value of one share of that Underlying Mutual Fund.

The number of shares which may be voted will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Each person having a voting interest will receive periodic reports relating to the Underlying Mutual Fund, proxy material and a form with which to give such voting instructions.

Voting instruction will be solicited by written communication at least 21 days prior to such meeting. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey). Policies may be issued to Insured's who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.

-Premium Payments

The Initial Premium for a Policy is payable in full at the Home Office or to an authorized agent. Upon payment of an Initial Premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the Policy while the Insured is still living.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force. Each premium payment must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any premium payment which results in an increase in the Net Amount at Risk. The Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF NET PREMIUM AND CASH VALUE


The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations and changes must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Premium is invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the NSAT - Money Market Fund (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at Net Asset Value for the respective Sub-Account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in this prospectus.


SHORT-TERM RIGHT TO CANCEL POLICY


A Policy may be returned for cancellation within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund either the total premiums paid or the Cash Value less Indebtedness, as prescribed by the state in which the Policy was issued, within seven days after it receives the Policy. The scope of this right varies by state.


                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter. The Target Premium is a premium level based upon a percentage of the Guideline Level Premium. The Target Premium is the level annual premium amount at which the sales load is reduced on a current basis.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code (enacted by the Omnibus Budget Reconciliation Act of 1990). The Company does not expect to make a profit from this charge.

DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

     1.  monthly cost of insurance charges; plus

     2.  monthly cost of any additional benefits provided by riders; plus

     3.  monthly administrative expense charge.

These deductions will be charged proportionately to the Cash Value in each Sub-Account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount at Risk. If death benefit Option 1 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will be unisex and will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Male Mortality Table, Age Last Birthday, aggregate as to tobacco status (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the 1980 CSO.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical", guaranteed issue or simplified issue basis to certain categories of individuals. Due to the underwriting criteria established for policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly administrative expense charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. On a current basis this charge is $5.00 per month in all Policy Years. On a guaranteed basis this charge is $10.00 per month in all Policy Years.

DEDUCTIONS FROM THE SUB-ACCOUNTS

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.

To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a daily basis from the assets of the Variable Account, a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this rate will be 0.40% during the first through fourth Policy Years, 0.25% during the fifth through twentieth Policy Years, and 0.10% thereafter. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from mortality and expense risk charges.

The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

REDUCTION OF CHARGES (POLICY AND SUB-ACCOUNTS)

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insureds, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insureds, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company are rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

EXPENSES OF THE UNDERLYING MUTUAL FUNDS

Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                          (AFTER EXPENSE REIMBURSEMENT)

-----------------------------------------------------------------------------------------------------------------------------------
                                                   Management                                                    Total Mutual
                                                      Fees            Other Expenses         12b-1 Fees          Fund Expenses
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.-           0.70%                0.00%                0.00%                0.70%
American Century VP Income & Growth
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.-           1.50%                0.00%                0.00%                1.50%
American Century VP International
-----------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.-           1.00%                0.00%                0.00%                1.00%
American Century VP Value
-----------------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth               0.75%                0.01%                0.00%                0.76%
Fund, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc.                        0.25%                0.03%                0.00%                0.28%
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund-Capital              0.75%                0.05%                0.00%                0.80%
Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio:                 0.50%                0.05%                0.10%                0.65%
Service Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio: Service Class          0.60%                0.07%                0.10%                0.77%
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio: Service           0.59%                0.11%                0.10%                0.80%
Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio: Service              0.75%                0.16%                0.10%                1.01%
Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio:                 0.60%                0.08%                0.10%                0.78%
Service Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities                 0.60%                0.13%                0.10%                0.83%
Portfolio:  Service Class
-----------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-                 0.04%                1.26%                0.00%                1.30%
Emerging Markets Debt Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Capital Appreciation Fund                        0.60%                0.09%                0.00%                0.69%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Government Bond Fund                             0.50%                0.08%                0.00%                0.58%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Money Market Fund                                0.40%                0.08%                0.00%                0.48%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Total Return Fund                                0.60%                0.07%                0.00%                0.67%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Balanced Fund                         0.75%                0.15%                0.00%                0.90%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Equity Income Fund                    0.80%                0.15%                0.00%                0.95%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Global Equity Fund                    1.00%                0.20%                0.00%                1.20%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide High Income Bond Fund                 0.80%                0.15%                0.00%                0.95%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Multi-Sector Bond Fund                0.75%                0.15%                0.00%                0.90%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Select Advisers Mid Cap               1.05%                0.15%                0.00%                1.20%
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Small Cap Value Fund                  0.90%                0.15%                0.00%                1.05%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Small Company Fund                    1.00%                0.11%                0.00%                1.11%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Strategic Growth Fund                 0.90%                0.10%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
NSAT-Nationwide Strategic Value Fund                  0.90%                0.10%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT-Guardian Portfolio             0.60%                0.40%                0.00%                1.00%
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT-Mid-Cap Growth                 0.60%                0.40%                0.00%                1.00%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT-Partners Portfolio             0.80%                0.06%                0.00%                0.86%
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds-                   0.71%                0.02%                0.00%                0.73%
Oppenheimer Aggressive Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds-                   0.73%                0.02%                0.00%                0.75%
Oppenheimer Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds-                   0.75%                0.08%                0.00%                0.83%
Oppenheimer Growth & Income Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust-                    0.80%                0.00%                0.00%                0.80%
Worldwide Emerging Markets Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust-                    1.00%                0.17%                0.00%                1.17%
Worldwide Hard Assets Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Kampen American Capital Life Investment           1.00%                0.07%                0.00%                1.07%
Trust-Morgan Stanley Real Estate
Securities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-Growth & Income                  0.65%                0.35%                0.00%                1.00%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-International Equity             1.00%                0.35%                0.00%                1.35%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-Post-Venture Capital             1.07%                0.33%                0.00%                1.40%
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------



     The Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company. The following Underlying Mutual Funds are subject to the following fee waiver and/or expense reimbursement arrangements:


--------------------------------------------------------------------------------
            FUND              EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
--------------------------------------------------------------------------------
Fidelity VIP Equity-          The Management Fees, Other Expenses and Total
Income Portfolio:             Portfolio Operating Expenses are net of any fee
Service Class                 waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursement,
                              Management Fees would have equaled 0.50%, Other
                              Expenses would have equaled 0.18% and Total
                              Portfolio Operating Expenses would have equaled
                              0.68%.
--------------------------------------------------------------------------------
Fidelity VIP Growth           The Management Fees, Other Expenses and Total
Portfolio: Service Class      Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.60%, Other
                              Expenses would have equaled 0.19% and Total
                              Portfolio Operating Expenses would have equaled
                              0.79%.
--------------------------------------------------------------------------------
Fidelity VIP Overseas         The Management Fees, Other Expenses and Total
Portfolio: Service Class      Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.75%, Other
                              Expenses would have equal 0.27% and Total
                              Portfolio Operating Expenses would have equaled
                              1.02%.
--------------------------------------------------------------------------------
Fidelity VIP II Contrafund    The Management Fees, Other Expenses and Total
Portfolio: Service Class      Portfolio Operating  Expenses are net of any fee
                              waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.60%, Other
                              Expenses would have equaled 0.21% and Total
                              Portfolio Operating Expenses would have equaled
                              0.81%.
--------------------------------------------------------------------------------
Fidelity VIP III Growth       The Management Fees, Other Expenses and Total
Opportunities Portfolio:      Portfolio Operating Expenses are net of any fee
Service Class                 waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.60%, Other
                              Expenses would have equaled 0.24% and Total
                              Portfolio Operating Expenses would have equaled
                              0.84%.
--------------------------------------------------------------------------------
Morgan Stanley Universal      The Management Fees, Other Expenses and Total
Funds, Inc.-Emerging          Portfolio Operating Expenses are net of any fee
Markets Debt Portfolio        waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.80%, Other
                              Expenses would have equaled 1.26% and Total
                              Portfolio Operating Expenses would have equaled
                              2.06%.
--------------------------------------------------------------------------------
NSAT-Nationwide Balanced      The Management Fees, Other Expenses and Total
Fund                          Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.75%, Other
                              Expenses would have equaled 4.15% and Total
                              Portfolio Operating Expenses would have equaled
                              4.90%.
--------------------------------------------------------------------------------
NSAT-Nationwide Equity        The Management Fees, Other Expenses and Total
Income Fund                   Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.80%, Other
                              Expenses would have equaled 4.83% and Total
                              Portfolio Operating Expenses would have equaled
                              5.63%.
--------------------------------------------------------------------------------
NSAT-Nationwide Global        The Management Fees, Other Expenses and Total
Equity Fund                   Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 1.00%, Other
                              Expenses would have equaled 1.84% and Total
                              Portfolio Operating Expenses would have equaled
                              2.84%.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            FUND              EXPENSES WITHOUT REIMBURSEMENT FOR WAIVER
--------------------------------------------------------------------------------
NSAT-Nationwide High Income   The Management Fees, Other Expenses and Total
Bond Fund                     Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.80%, Other
                              Expenses would have equaled 1.38% and Total
                              Portfolio Operating Expenses would have equaled
                              2.18%.
--------------------------------------------------------------------------------
NSAT-Nationwide               The Management Fees, Other Expenses and Total
Multi-Sector Bond Fund        Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.75%, Other
                              Expenses would have equaled 3.66% and Total
                              Portfolio Operating Expenses would have equaled
                              4.41%.
--------------------------------------------------------------------------------
NSAT-Nationwide Select        The Management Fees, Other Expenses and Total
Advisers Mid Cap Fund         Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 1.05%, Other
                              Expenses would have equaled 2.26% and Total
                              Portfolio Operating Expenses would have equaled
                              3.31%.
--------------------------------------------------------------------------------
NSAT-Nationwide Small Cap     The Management Fees, Other Expenses and Total
Value Fund                    Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.90%, Other
                              Expenses would have equaled 5.41% and Total
                              Portfolio Operating Expenses would have equaled
                              6.31%.
--------------------------------------------------------------------------------
NSAT-Nationwide Strategic     The Management Fees, Other Expenses and Total
Growth Fund                   Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.90%, Other
                              Expenses would have equaled 5.43% and Total
                              Portfolio Operating Expenses would have equaled
                              6.33%.
--------------------------------------------------------------------------------
NSAT-Nationwide Strategic     The Management Fees, Other Expenses and Total
Value Fund                    Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The
                              investment adviser has voluntarily agreed to
                              reimburse a portion of the management fees and/or
                              other expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.90%, Other
                              Expenses would have equaled 4.64% and Total
                              Portfolio Operating Expenses would have equaled
                              5.54%.
--------------------------------------------------------------------------------
Van Eck Worldwide Insurance   The Management Fees, Other Expenses and Total
Trust-Worldwide Emerging      Portfolio Operating Expenses are net of any fee
Markets Fund                  waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 1.00%, Other
                              Expenses would have equaled 0.34% and Total
                              Portfolio Operating Expenses would have equaled
                              1.34%.
--------------------------------------------------------------------------------
Van Eck Worldwide Insurance   The Management Fees, Other Expenses and Total
Trust-Worldwide Hard          Portfolio Operating Expenses are net of any fee
Assets Fund                   waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 1.00%, Other
                              Expenses would have equaled 0.18% and Total
                              Portfolio Operating Expenses would have equaled
                              1.18%.
--------------------------------------------------------------------------------
Warburg Pincus Trust-         The Management Fees, Other Expenses and Total
Growth & Income Portfolio     Portfolio Operating Expenses are net of any fee
                              waivers or expense reimbursements. The investment
                              adviser has voluntarily  agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 0.75%, Other
                              Expenses would have equaled 0.45% and Total
                              Portfolio Operating Expenses would have equaled
                              1.20%.
--------------------------------------------------------------------------------
Warburg Pincus Trust-         The Management Fees, Other Expenses and Total
International Equity          Portfolio Operating Expenses are net of any fee
Portfolio                     waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 1.00%, Other
                              Expenses would have equaled 0.36% and Total
                              Portfolio Operating Expenses would have equaled
                              1.36%.
--------------------------------------------------------------------------------
Warburg Pincus Trust-         The Management Fees, Other Expenses and Total
Post-Venture Capital          Portfolio Operating Expenses are net of any fee
Portfolio                     waivers or expense reimbursements. The investment
                              adviser has voluntarily agreed to reimburse a
                              portion of the management fees and/or other
                              expenses resulting in a reduction of total
                              expenses. Without such waivers or reimbursements,
                              Management Fees would have equaled 1.25%, Other
                              Expenses would have equaled 0.33% and Total
                              Portfolio Operating Expenses would have equaled
                              1.58%
--------------------------------------------------------------------------------

                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the net investment factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The net investment factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)  is the net of:


     (1) the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period; and


     (2) the per share amount of any dividend or income distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period.

(c) is a factor representing the daily mortality and expense risk charge deducted from the Variable Account. Such factor is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.40% during the first through fourth Policy Years, 0.25% during the fifth through twentieth Policy Years, and 0.10% thereafter.

The net investment factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. Currently, the Company does not maintain a tax reserve with respect to the Policies since income with respect to the Underlying Mutual Funds is not taxable to the Company or the Variable Account. The Company reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to the Company in the future. It should be noted that changes in the net investment factor may not be directly proportional to changes in the Net Asset Value of Underlying Mutual Fund shares, because of the deduction for mortality and expense risk charge.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate will never be less than 3%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Home Office are open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a commercial bank or a savings and loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE


The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives both a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date, plus 3% of the current premium in excess of Target Premium if that date occurs during the first two Policy Years.


PARTIAL SURRENDERS

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

     1.  the minimum partial surrender is $500;

     2. the partial surrender may not reduce the Specified Amount to less than $50,000;

     3. after the partial surrender, the Cash Surrender Value is greater than $500 or an amount equal to three times the current monthly deduction, if higher; and

     4. after the partial surrender, the Policy continues to qualify as life insurance.

When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount at Risk, unless the Policy Owner elects that the partial surrender be treated as a preferred partial surrender. (Any such reduction to the Specified Amount will be done in the manner as set forth below.)

-Preferred Partial Surrenders

A partial surrender may be considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred Policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount also is reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The maturity proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided; (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Policy. Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                  POLICY LOANS
TAKING A POLICY LOAN


Policy Owners may request a loan at any time the Policy is in force. Maximum Policy Indebtedness is limited to 90% of the Cash Value in the Sub-Accounts of the Variable Account plus 100% of the Cash Value in the Fixed Account plus 100% of the Cash Value in the Policy Loan Account. The Company will not grant a loan for an amount less than $500 (unless otherwise required by state law). Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity value, respectively.


Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain Policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of Policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

On a current and guaranteed basis, any Cash Value allocated to the Policy Loan Account will be credited with an annual effective rate of 3.0% in Policy Years 2 and thereafter. The loan interest rate is guaranteed to not exceed 3.75% per year for all Policy loans. On a current basis, the loan interest rate is 3.4% in Policy Years one through four, 3.25% in Policy Years five through twenty, and 3.10% thereafter. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the death benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Sub-Accounts and the Fixed Account in proportion to the Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects the Specified Amount, death benefit option, and definition of life insurance (Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test) pursuant to Section 7702 of the Code.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner may choose one of three death benefit options.

Under Option 1, the death benefit will be the greater of the Specified Amount or the applicable percentage of Cash Value. Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under Option 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or the applicable percentage of cash value and will vary directly with the investment performance.

Under Option 3, the death benefit is the greater of: the applicable percentage of the Cash Value (see Table below) as of the date of death; or the Specified Amount plus the lesser of either: (i) the maximum increase amount shown on the Policy, or (ii) the amount of all premium payments and interest accrued at the Option 3 interest rate as shown in the Policy, accumulated up to the date of death, less any partial surrenders and applicable interest accrued at the Option 3 interest rate as shown in the Policy. Once elected, Option 3 is irrevocable.

The "Applicable Percentage" for the Guideline Premium/Cash Value Corridor Test is in the Tables below:

                    APPLICABLE PERCENTAGE OF CASH VALUE TABLE


    Attained         Percentage         Attained        Percentage         Attained        Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
       ---          -------------         ---          -------------         ---          -------------
      0-40              250%               60              130%               80              105%
       41               243%               61              128%               81              105%
       42               236%               62              126%               82              105%
       43               229%               63              124%               83              105%
       44               222%               64              122%               84              105%

       45               215%               65              120%               85              105%
       46               209%               66              119%               86              105%
       47               203%               67              118%               87              105%
       48               197%               68              117%               88              105%
       49               191%               69              116%               89              105%

       50               185%               70              115%               90              105%
       51               178%               71              113%               91              104%
       52               171%               72              111%               92              103%
       53               164%               73              109%               93              102%
       54               157%               74              107%               94              101%

       55               150%               75              105%               95              101%
       56               146%               76              105%               96              101%
       57               142%               77              105%               97              101%
       58               138%               78              105%               98              101%
       59               134%               79              105%               99              101%


The "Applicable Percentage" for the Cash Value Accumulation Test is the Table below:



    Attained         Percentage         Attained        Percentage         Attained        Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
       ---          -------------         ---          -------------         ---          -------------
       16              708.43%             44             292.29%             72             141.69%
       17              687.69%             45             283.37%             73             139.10%
       18              667.85%             46             274.79%             74             136.66%
       19              648.73%             47             266.55%             75             134.38%

       20              630.14%             48             258.61%             76             133.56%
       21              611.94%             49             250.98%             77             132.83%
       22              594.06%             50             243.65%             78             132.18%
       23              576.45%             51             236.59%             79             131.58%
       24              559.07%             52             229.82%             80             131.04%
       25              541.95%             53             223.34%             81             130.55%

       26              525.08%             54             217.13%             82             130.12%

       27              508.52%             55             211.19%             83             127.37%
       28              492.32%             56             205.51%             84             124.75%
       29              476.49%             57             200.06%             85             122.27%
       30              461.08%             58             194.84%             86             119.90%

       31              446.10%             59             189.84%             87             117.63%
       32              431.57%             60             185.03%             88             115.44%
       33              417.50%             61             180.43%             89             113.31%
       34              403.89%             62             176.02%             90             112.35%
       35              390.73%             63             171.81%             91             111.38%

       36              378.03%             64             167.80%             92             110.38%
       37              365.79%             65             163.98%             93             109.32%
       38              354.01%             66             160.34%             94             108.18%



     Attained         Percentage        Attained        Percentage        Attained         Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
       ---          -------------         ---          -------------         ---          -------------
       39              342.67%             67             156.86%             95             106.94%
       40              331.77%             68             153.54%             96             105.62%

       41              321.30%             69             150.37%             97             104.27%
       42              311.24%             70             147.33%             98             102.99%
       43              301.57%             71             144.44%             99             100.00%



In the event the Policy Owner has a substandard rating, the above percentages will differ.

PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age", and "Suicide").

                               RIGHT OF CONVERSION

The Policy Owner may at any time, upon written request to the Company within 24 months of the Policy Date, make an irrevocable, one-time election to transfer all Sub-Account Cash Values to the Fixed Account. The right of conversion provision is subject to state availability.

                          CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy Owner may elect to transfer all Sub-Account Cash Value to the Fixed Account. No transfer charges will be assessed. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

                                  GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current Policy Charges, a grace period of 61 days from the Monthly Anniversary Day will be allowed for the payment of a premium equal to three times the current monthly deduction. The Company will send a notice at the start of the grace period to the Policy Owner's address as indicated on the application or the last address specified. If the required premium is not paid by the end of the grace period, the Policy will terminate without value. If the Insured dies during the grace period, the Company will pay the Death Proceeds.

                                  REINSTATEMENT

If the grace period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

     1. submitting a written request at any time within 3 years after the end of the grace period and prior to the Maturity Date;

     2.  providing evidence of insurability satisfactory to the Company;

     3. paying sufficient premium to cover all Policy Charges that were due and unpaid during the grace period;

     4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

     5. paying or reinstating any Indebtedness against the Policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If the Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the Cash Value at the end of the grace period.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the grace period.

                            THE FIXED ACCOUNT OPTION


Under exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.


As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the General Account. The General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request, the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.


The Fixed Account is not available for Policies issued in the State of Texas.


                     CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

     1.  the request must be applied for in writing;

     2.  satisfactory evidence of insurability must be provided;

     3.  the increase must be for a minimum of $10,000;

     4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

     5.  age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application unless a different date is requested by the Policy Owner. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES


After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease will reduce insurance in the following order:


     1.  against insurance provided by the most recent increase;

     2.  against the next most recent increases successively; and

     3.  against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

     1. reduce the Specified Amount to less than $50,000 ($100,000 in New Jersey and Pennsylvania); or

     2.  disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may elect to change the death benefit option under the Policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount at Risk remains constant. Any such change which would result in the Specified Amount being reduced to an amount in which the total premiums paid exceed the premium limit required by applicable state law to qualify the Policy as a contract for life insurance will not be permitted.

                             OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY


The Beneficiary(ies) will be as named in the application or as subsequently changed, subject to assignment, if any.


The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.


If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the Death Proceeds will be paid to the Policy Owner or the Policy Owner's estate.


ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death

Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

ERROR IN AGE

If the age of the Insured has been misstated, the affected benefits will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

     1. is the amount of the death benefit at the time of the Insured's death reduced by the amount of the Cash Value at the time of the Insured's death;

     2. is the ratio of the monthly cost of insurance applied in the Policy month of death and the monthly cost of insurance that should have been applied at the true age in the Policy month of death; and

     3.  is the Cash Value at the time of the Insured's death.

SUICIDE

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating policies on which no dividends are payable. The Policies do not share in the profits or surplus earnings of the Company.

RIDERS

A rider may be added as an addition to the Policy. Riders currently include:

     1.  Base Insured Term Rider;
     2.  Change of Insured Rider; and
     3.  Additional Protection Rider.

Rider availability varies by state.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES


The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. ("NAS").

NAS is a corporation which was organized under the laws of the State of Ohio on April 8, 1965. NAS is both a broker-dealer and registered investment adviser. As such, it is the principal underwriter for several open-end investment companies and for a number of separate accounts issued by the Company and Nationwide Life and Annuity Insurance Company ("NLAIC") to fund the benefits of variable insurance and annuity policies. NAS also currently acts as the investment adviser and/or administrator for the mutual fund portfolios sold through NAS's registered representatives and for some of the mutual fund portfolios which act as underlying investment options for the variable insurance and annuity policies issued by the Company or NLAIC.

NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide VA Separate Account-A,

Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.

NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II, Nationwide Investing Foundation III, and Nationwide Asset Allocation Trust, which are open-end management investment companies.


Gross first year commissions plus any expense allowance payments made by the Company on the sale of these Policies distributed by the General Distributor will not exceed 40% of the Target Premium plus 5% of any excess premium payments in year one and 25% of the Target Premium plus 5% on the excess premium in years two through four. Gross renewal commissions paid at the beginning of Policy Year five and beyond by the Company will not exceed 2.5% of actual premium payments plus an annual effective rate of 0.20%, paid quarterly, of the Cash Value as of the end of the prior quarter.

                               CUSTODIAN OF ASSETS

The Company serves as the custodian of the assets of the Variable Account.

                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a policy are excludable from gross income of the beneficiary under Section 101 of the Code.


Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code states that surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals) are subject to federal income taxes a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59-1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual," as that term is defined in the Code, are excludable from gross income.


The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Policy Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.


In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the IRS. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the Policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the IRS have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.


The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.


- Withholding

Distributions of income from a modified endowment contract are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise of no Taxpayer Identification Number is provided to the Company, or if the IRS notifies the Company that back-up withholding is required.


- Non-Resident Aliens


Pre-death distributions from modified endowment contracts of income to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual Taxpayer Identification Number from the IRS, and furnish that number to the Company prior to the distribution. If the Company does not have the proper proof of citizenship or residency and a proper individual Taxpayer Identification Number prior to any distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes. Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no Taxpayer Identification Number, or an incorrect Taxpayer Identification Number, is provided.


State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.


- Federal Estate and Generation-Skipping Transfer Taxes

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 1998, an estate of less than $625,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

The death benefit will generally be included in such Insured's federal gross estate if: (1) the Death Proceeds were payable to or for the benefit of such Insured's estate; or (2) such Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policy, such as the right to borrow on the Policy, or the right to name a new Beneficiary.

If the Policy Owner (whether or not he or she is an Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if such Policy Owner transfers the Policy to someone two or more generations younger than the Policy Owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the Policy.

Similarly, if the Beneficiary is two or more generations younger than an Insured, the payment of the Death Proceeds at the death of such Insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Treasury Department, the Company may be required to withhold a portion of the Death Proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the Policy Owner should consult with counsel and other competent advisors regarding these taxes.

State and local estate, inheritance income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary. A Policy Owner should consult with a competent tax adviser for specific information regarding the applicability of such taxes.


TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. The Variable Account will not be taxed separately from the Company as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under Ohio law, in general, variable account assets are immune from the claims of the general creditors of the Company to the extent of the reserves and other Policy liabilities.

The Company does not initially expect to incur any federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate Company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES


The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.


In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, Beneficiary, or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Proceeds, or other distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively. There is no way of predicting if when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.

                                   THE COMPANY

The life insurance business, which includes product lines in health insurance, annuities and retirement products is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.


As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company serves as depositor for the Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Variable Account-8, Nationwide Variable Account-9, MFS Variable Account, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account, Nationwide DC Variable Account and Nationwide DCVA-II, each of which is a registered investment company.


The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares the Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.

                               COMPANY MANAGEMENT


Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies listed above have substantially common boards of directors and officers. Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide Life Insurance Company. NFS serves as a holding company for other financial institutions. Nationwide Life Insurance Company is the sole owner of Nationwide Life and Annuity Insurance Company. Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide Insurance Enterprise. Messrs. McFerson, Gasper, Woodward, Fuellgraf and Weihl and Ms. Thomas are also trustees of one or more of the registered investment companies distributed by Nationwide Advisory Services, a registered broker-dealer affiliated with the Nationwide Insurance Enterprise.

  DIRECTORS OF THE DEPOSITOR NAME AND      POSITIONS AND OFFICERS WITH DEPOSITOR             PRINCIPAL OCCUPATION
       PRINCIPAL BUSINESS ADDRESS
Lewis J. Alphin                                           Director                  Farm Owner and Operator (1)
519 Bethel Church Road
Mount Olive, NC 28365

A. I. Bell                                                Director                  Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701

Keith W. Eckel                                            Director                  Partner, Fred W. Eckel Sons;
1647 Falls Road                                                                     President, Eckel Farms, Inc. (1)
Clarks Summit, PA 18411

Willard J. Engel                                          Director                  Retired General  Manager,  Lyon County
301 East Marshall Street                                                            Co-operative Oil Company (1)
Marshall, MN 44691

Fred C. Finney                                            Director                  Owner  and  Operator,  Moreland  Fruit
1558 West Moreland Road                                                             Farm; Operator, Melrose Orchard (1)
Wooster, OH 44691

Charles L. Fuellgraf, Jr.                                 Director                  Chief  Executive  Officer,  Fuellgraf
600 South Washington Street                                                         Electric Company (1)
Butler, PA 16001

Joseph J. Gasper                          President and Chief  Operating  Officer   President and Chief Operating Officer,
One Nationwide Plaza                      and Director                              Nationwide Life Insurance  Company and
Columbus, OH 43215                                                                  Nationwide Life and Annuity  Insurance
                                                                                    Company (2)

Dimon R. McFerson                         Chairman and Chief Executive              Chairman and Chief Executive
One Nationwide Plaza                      Officer-Nationwide Insurance Enterprise   Officer-Nationwide Insurance
Columbus, OH 43215                        and Director                              Enterprise (2)

David O. Miller                           Chairman of the Board and Director        President, Owen Potato Farm, Inc.;
115 Sprague Drive                                                                   Partner, M&M Enterprises (1)
Hebron, OH 43025

Yvonne L. Montgomery                                      Director                  Senior Vice President-General Manager
Suite 1600                                                                          Southern Customer Operations for U.S.
2859 Paces Ferry Road                                                               Customer Operations, Xerox Corporation
Atlanta, GA 30339                                                                   (2)

C. Ray Noecker                                            Director                  Owner and Operator Noecker Farms (1)
2770 Winchester Southern S.
Ashville, OH 43103

James F. Patterson                                        Director                  Vice President, Pattersons, Inc.;
8765 Mulberry Road                                                                  President, Patterson Farms, Inc. (1)
Chesterland, OH 44026

Arden L. Shisler                                          Director                  President and Chief Executive Officer,
1356 North Wenger Road                                                              K&B Transport, Inc. (1)
Dalton, OH 44618

Robert L. Stewart                                         Director                  Owner and Operator Sunnydale Farms and
88740 Fairview Road                                                                 Mining (1)
Jewett, OH 43986


Nancy C. Thomas                                           Director                  Farm Owner and Operator, Da-Ma-Lor
10835 Georgetown Street NE                                                          Farms (1)
Louisville, OH 44641

Harold W. Weihl                                          Director                   Farm Owner and Operator, Weihl Farms
14282 King Road                                                                     (1)
Bowling Green, OH 43402


(1) Principal Occupation for last 5 years

(2) Prior to assuming this current position, held other executive management positions with the same or affiliated companies.


Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.


Messrs. McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, and Nationwide Investing Foundation III, registered investment companies. Messrs. McFerson, Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies. Mr. McFerson is trustee of Financial Horizons Investment Trust and Nationwide Investing Foundation II, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.


EXECUTIVE OFFICERS OF THE COMPANY


            OFFICERS OF THE DEPOSITOR                                 OFFICES OF THE DEPOSITOR
       NAME AND PRINCIPAL BUSINESS ADDRESS
Robert A. Oakley                                  Executive Vice President-Chief Financial Officer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                           Executive Vice President-Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

W. Sidney Druen                                   Senior Vice President and General Counsel and Assistant
One Nationwide Plaza                              Secretary
Columbus, OH 43215

Harvey S. Galloway, Jr.                           Senior Vice President and Chief Actuary, Health and Annuities
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                  Senior Vice President - Sales and Financial Services
One Nationwide Plaza
Columbus, OH 43215

Susan A. Wolken                                   Senior Vice President - Life Company Operations
One Nationwide Plaza
Columbus, OH 43215

Matthew S. Easley                                 Vice President-Life Marketing and Administrative Services
One Nationwide Plaza
Columbus, OH 43215

Timothy E. Murphy                                 Vice President-Strategic Marketing
One Nationwide Plaza
Columbus, OH 43215


R. Dennis Noice                                   Vice President Retail Operations
One Nationwide Plaza
Columbus, OH 43215

Joseph P. Rath                                    Vice President-Product and Market Compliance
One Nationwide Plaza
Columbus, OH 43215





                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the address specified on the application or any address provided subsequent to the application, an annual statement showing the amount of the current death benefit, the Cash Value, and Cash Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account, the Variable Account, and in each Sub-Account of the Variable Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the Investment Company Act of 1940.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                   ADVERTISING

The Company is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Policies. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                           YEAR 2000 COMPLIANCE ISSUES


The Company has developed a plan to address issues related to the Year 2000. The problem relates to many existing computer programs using only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Company has been evaluating its exposure to the Year 2000 issue through a review of all of its operating systems as well as dependencies on the systems of others since 1996. The Company expects all system changes and replacements needed to achieve Year 2000 compliance to be completed by the end of 1998. Compliance testing will be completed in the first quarter of 1999. The Company charges all costs associated with these system changes as the costs are incurred.

Operating expenses in 1997 include approximately $45 million on technology projects, which includes costs related to Year 2000 and the development of a new policy administration system for traditional life insurance products and other system enhancements. The Company anticipates spending a comparable amount in 1998 on technology projects, including Year 2000 initiatives. These expenses do not have an effect on the assets of the Variable Account and are not charged through to the Contract Owner.


                                LEGAL PROCEEDINGS


The Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.

The General Distributor, Nationwide Advisory Services, Inc. is not engaged in any litigation of any material nature.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. In February 1997, Nationwide Life Insurance Company was named as a defendant in a lawsuit filed in New York Supreme Court related to the sale of whole life policies on a "vanishing premium" basis (John H. Snyder v. Nationwide Life Insurance Co.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life policyholders and claims unspecified compensatory and punitive damages. This lawsuit has not been certified as a class action. In April, 1997, a motion to dismiss the Snyder complaint in its entirety was filed by the defendants, and the plaintiff has opposed such motion.

In November 1997, two plaintiffs, one who was the owner of a variable life insurance contract and the other who was the owner of a variable annuity contract, commenced an action against Nationwide Life Insurance Company and the American Century group of defendants (Robert Young and David D. Distad v. Nationwide Life Insurance Company et al.). In this action, plaintiffs seek to represent a class of variable life insurance contract owners and variable annuity contract owners whom they claim were allegedly misled when purchasing these variable contracts into believing that some portion of their premiums were invested in a publicly traded mutual fund when, in fact, the premium monies were invested in a mutual fund whose shares may only be purchased by insurance companies. The complaint seeks unspecified compensatory, treble and punitive damages. In January 1998, both Nationwide Life Insurance Company and American Century filed motions to dismiss the entire complaint. Plaintiffs' counsel have opposed these motions and the federal court in Texas heard arguments on the motions to dismiss in April, 1998. This lawsuit is in an early stage and has not been certified as a class action. Nationwide Life Insurance Company intends to defend this case vigorously.

There can be no assurance that any litigation relating to pricing and sales practices will not have a material adverse effect on the Company in the future.


                                     EXPERTS


The audited financial statements have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT


A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43215. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                    APPENDIX

                          ILLUSTRATIONS OF CASH VALUES,

                             CASH SURRENDER VALUES,

                               AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.


The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks. Beginning in the third Policy Year, Cash Surrender Value equals Cash Value less Indebtedness, or other deductions. In Policy Years one and two only, Cash Surrender Value equals Cash Value less Indebtedness or other deductions increased by 3% of the current premium in excess of the Target Premium. The guaranteed mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.75% of the daily net asset value of the Variable Account. The current mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.40% of the daily net assets of the Variable Account. The current mortality and expense risk charges for Policy Years five through twenty are equivalent to an annual effective rate of 0.25% of the daily net assets of the Variable Account. The current mortality and expense risk charges for Policy Years twenty-one and beyond are equivalent to an annual effective rate of 0.10% of the daily net assets of the Variable Account. In addition, the net investment returns also reflect the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90% of the daily net assets of the Variable Account. This effective rate is based on the average of the fund expenses for all Mutual Fund options available under the Policy as of March 13, 1998.


Considering current charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.30, 4.70% and 10.70% for Policy Years one through four, and rates of -1.15%, 4.85% and 10.85%, for Policy Years five through twenty, and rates of -1.00%, 5.00% and 11.00%, for Policy Years twenty-one and beyond. Considering guaranteed charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.65%, 4.35% and 10.35%, for all Policy Years.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and death benefits than those illustrated.

The illustrations also reflect the fact that the Company deducts a sales load from each premium payment received guaranteed not to exceed 5.5% of each premium payment for the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium in the first seven Policy Years, and 0% on all premiums thereafter. The Company also deducts a tax expense charge of 3.5%, both current and guaranteed, from all premium payments. The illustrations also reflect the fact that the Company deducts a charge for state premium taxes at a rate of 2.25% and for federal tax at a rate of 1.25% (imposed under Section 848 of the Code) of all premium payments.

In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy month. This monthly administrative expense charge is currently $5.00 per month and guaranteed not to exceed $10.00. The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, smoking classification, rating classification and premium payment requested.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                 CURRENT VALUES



            PREMIUMS            0% HYPOTHETICAL                  6% HYPOTHETICAL                  12% HYPOTHETICAL
              PLUS
   POLICY   INTEREST    CONTRACT   SURRENDER    DEATH     CONTRACT  SURRENDER    DEATH     CONTRACT  SURRENDER     DEATH
    YEAR      AT 5%       VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE      BENEFIT
        1    105,000      87,973     90,116  1,703,050     93,358     95,501  1,703,050     98,745    100,888    1,703,050
        2    215,250     174,541    176,684  1,703,050    190,783    192,926  1,703,050    207,670    209,813    1,703,050
        3    331,013     260,057    260,057  1,703,050    292,828    292,828  1,703,050    328,245    328,245    1,703,050
        4    452,563     344,488    344,488  1,703,050    399,678    399,678  1,703,050    461,696    461,696    1,703,050
        5    580,191     428,425    428,425  1,703,050    512,284    512,284  1,703,050    610,298    610,298    1,703,050

        6    714,201     511,353    511,353  1,703,050    630,358    630,358  1,703,050    774,770    774,770    1,887,649
        7    854,911     593,340    593,340  1,703,050    754,109    754,109  1,784,147    955,930    955,930    2,261,636
        8    897,656     582,320    582,320  1,703,050    786,308    786,308  1,807,093  1,053,187  1,053,187    2,420,434
        9    942,539     571,033    571,033  1,703,050    819,770    819,770  1,830,792  1,160,182  1,160,182    2,591,035
       10    989,666     559,430    559,430  1,703,050    854,523    854,523  1,855,341  1,277,853  1,277,853    2,774,475

       11  1,039,150     547,500    547,500  1,703,050    890,636    890,636  1,880,844  1,407,280  1,407,280    2,971,893
       12  1,091,107     535,197    535,197  1,703,050    928,148    928,148  1,907,343  1,549,606  1,549,606    3,184,440
       13  1,145,662     522,503    522,503  1,703,050    967,129    967,129  1,934,838  1,706,133  1,706,133    3,413,290
       14  1,202,945     509,372    509,372  1,703,050  1,007,632  1,007,632  1,963,270  1,878,257  1,878,257    3,659,597
       15  1,263,093     495,616    495,616  1,703,050  1,049,602  1,049,602  1,992,459  2,067,297  2,067,297    3,924,349

       16  1,326,247     481,136    481,136  1,703,050  1,093,062  1,093,062  2,022,493  2,274,827  2,274,827    4,209,112
       17  1,392,560     465,814    465,814  1,703,050  1,138,032  1,138,032  2,053,237  2,502,553  2,502,553    4,515,106
       18  1,462,188     449,480    449,480  1,703,050  1,184,501  1,184,501  2,084,840  2,752,261  2,752,261    4,844,255
       19  1,535,297     431,953    431,953  1,703,050  1,232,460  1,232,460  2,117,489  3,025,885  3,025,885    5,198,773
       20  1,612,062     413,057    413,057  1,703,050  1,281,920  1,281,920  2,150,933  3,325,569  3,325,569    5,579,972

       21  1,692,665     394,774    394,774  1,703,050  1,335,923  1,335,923  2,190,513  3,661,946  3,661,946    6,004,493
       22  1,777,298     376,474    376,474  1,703,050  1,392,759  1,392,759  2,233,011  4,033,961  4,033,961    6,467,649
       23  1,866,163     357,031    357,031  1,703,050  1,451,872  1,451,872  2,277,406  4,443,333  4,443,333    6,969,812
       24  1,959,471     335,925    335,925  1,703,050  1,513,115  1,513,115  2,323,237  4,893,023  4,893,023    7,512,748
       25  2,057,445     312,946    312,946  1,703,050  1,576,553  1,576,553  2,370,504  5,386,893  5,386,893    8,099,733

       26  2,160,317     287,835    287,835  1,703,050  1,642,238  1,642,238  2,419,509  5,929,122  5,929,122    8,735,375
       27  2,268,333     260,345    260,345  1,703,050  1,710,256  1,710,256  2,470,123  6,524,388  6,524,388    9,423,173
       28  2,381,750     230,158    230,158  1,703,050  1,780,670  1,780,670  2,523,032  7,177,712  7,177,712   10,170,100
       29  2,500,837     196,875    196,875  1,703,050  1,853,532  1,853,532  2,578,078  7,894,532  7,894,532   10,980,504
       30  2,625,879     160,022    160,022  1,703,050  1,928,876  1,928,876  2,636,002  8,680,686  8,680,686   11,863,025


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                GUARANTEED VALUES



           PREMIUMS            0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
   POLICY  INTEREST     CONTRACT   SURRENDER   DEATH      CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
    YEAR     AT 5%       VALUE       VALUE    BENEFIT       VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      81,804      83,947  1,703,050      86,939     89,082  1,703,050      92,079     94,222  1,703,050
       2    215,250     162,060     164,203  1,703,050     177,411    179,554  1,703,050     193,381    195,524  1,703,050
       3    331,013     240,818     240,818  1,703,050     271,628    271,628  1,703,050     304,952    304,952  1,703,050
       4    452,563     318,117     318,117  1,703,050     369,810    369,810  1,703,050     427,954    427,954  1,703,050
       5    580,191     393,976     393,976  1,703,050     472,176    472,176  1,703,050     563,678    563,678  1,703,050

       6    714,201     468,422     468,422  1,703,050     578,979    578,979  1,703,050     713,577    713,577  1,738,559
       7    854,911     541,443     541,443  1,703,050     690,462    690,462  1,703,050     877,092    877,092  2,075,111
       8    897,656     522,801     522,801  1,703,050     711,259    711,259  1,703,050     955,774    955,774  2,196,559
       9    942,539     503,355     503,355  1,703,050     732,313    732,313  1,703,050   1,041,054  1,041,054  2,324,986
      10    989,666     482,981     482,981  1,703,050     753,591    753,591  1,703,050   1,133,421  1,133,421  2,460,884

      11  1,039,150     461,562     461,562  1,703,050     775,077    775,077  1,703,050   1,233,415  1,233,415  2,604,726
      12  1,091,107     438,986     438,986  1,703,050     796,765    796,765  1,703,050   1,341,636  1,341,636  2,757,063
      13  1,145,662     415,134     415,134  1,703,050     818,655    818,655  1,703,050   1,458,738  1,458,738  2,918,351
      14  1,202,945     389,865     389,865  1,703,050     840,742    840,742  1,703,050   1,585,421  1,585,421  3,089,034
      15  1,263,093     362,988     362,988  1,703,050     863,001    863,001  1,703,050   1,722,402  1,722,402  3,269,635

      16  1,326,247     334,244     334,244  1,703,050     885,376    885,376  1,703,050   1,870,394  1,870,394  3,460,790
      17  1,392,560     303,295     303,295  1,703,050     907,785    907,785  1,703,050   2,030,107  2,030,107  3,662,719
      18  1,462,188     269,748     269,748  1,703,050     930,136    930,136  1,703,050   2,202,267  2,202,267  3,876,209
      19  1,535,297     233,157     233,157  1,703,050     952,337    952,337  1,703,050   2,387,626  2,387,626  4,102,180
      20  1,612,062     193,032     193,032  1,703,050     974,303    974,303  1,703,050   2,587,009  2,587,009  4,340,743

      21  1,692,665     148,890     148,890  1,703,050     995,985    995,985  1,703,050   2,801,365  2,801,365  4,593,398
      22  1,777,298     100,208     100,208  1,703,050   1,017,350  1,017,350  1,703,050   3,031,751  3,031,751  4,860,806
      23  1,866,163      46,413      46,413  1,703,050   1,038,375  1,038,375  1,703,050   3,279,349  3,279,349  5,143,987
      24  1,959,471           0           0          0   1,059,009  1,059,009  1,703,050   3,545,373  3,545,373  5,443,566
      25  2,057,445           0           0          0   1,079,135  1,079,135  1,703,050   3,830,967  3,830,967  5,760,242

      26  2,160,317           0           0          0   1,098,577  1,098,577  1,703,050   4,137,162  4,137,162  6,095,281
      27  2,268,333           0           0          0   1,117,090  1,117,090  1,703,050   4,464,907  4,464,907  6,448,664
      28  2,381,750           0           0          0   1,134,370  1,134,370  1,703,050   4,814,977  4,814,977  6,822,341
      29  2,500,837           0           0          0   1,150,082  1,150,082  1,703,050   5,188,199  5,188,199  7,216,267
      30  2,625,879           0           0          0   1,163,924  1,163,924  1,703,050   5,585,598  5,585,598  7,633,278


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                 CURRENT VALUES




           PREMIUMS            0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
   POLICY  INTEREST     CONTRACT   SURRENDER   DEATH      CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
    YEAR     AT 5%       VALUE       VALUE    BENEFIT       VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      87,773     89,916   1,790,823     93,146      95,289   1,796,196      98,521    100,664   1,801,571
       2    215,250     173,897    176,039   1,876,947    190,074     192,216   1,893,124     206,892    209,035   1,909,942
       3    331,013     258,730    258,730   1,961,780    291,307     291,307   1,994,357     326,512    326,512   2,029,562
       4    452,563     342,210    342,210   2,045,260    396,965     396,965   2,100,015     458,486    458,486   2,161,536
       5    580,191     424,873    424,873   2,127,923    507,889     507,889   2,210,939     604,896    604,896   2,307,946

       6    714,201     506,162    506,162   2,209,212    623,682     623,682   2,326,732     766,547    766,547   2,469,597
       7    854,911     586,114    586,114   2,289,164    744,602     744,602   2,447,652     945,099    945,099   2,648,149
       8    897,656     572,959    572,959   2,276,009    773,602     773,602   2,476,652   1,039,565  1,039,565   2,742,615
       9    942,539     559,424    559,424   2,262,474    803,445     803,445   2,506,495   1,143,598  1,143,598   2,846,648
      10    989,666     545,447    545,447   2,248,497    834,103     834,103   2,537,153   1,258,155  1,258,155   2,961,205

      11  1,039,150     531,026    531,026   2,234,076    865,608     865,608   2,568,658   1,384,356  1,384,356   3,087,406
      12  1,091,107     516,108    516,108   2,219,158    897,940     897,940   2,600,990   1,523,387  1,523,387   3,226,437
      13  1,145,662     500,683    500,683   2,203,733    931,123     931,123   2,634,173   1,676,609  1,676,609   3,379,659
      14  1,202,945     484,702    484,702   2,187,752    965,141     965,141   2,668,191   1,845,456  1,845,456   3,595,686
      15  1,263,093     467,918    467,918   2,170,968    999,772     999,772   2,702,822   2,031,131  2,031,131   3,855,697

      16  1,326,247     450,219    450,219   2,153,269  1,034,922   1,034,922   2,737,972   2,235,030  2,235,030   4,135,476
      17  1,392,560     431,476    431,476   2,134,526  1,070,470   1,070,470   2,773,520   2,458,771  2,458,771   4,436,115
      18  1,462,188     411,495    411,495   2,114,545  1,106,224   1,106,224   2,809,274   2,704,110  2,704,110   4,759,504
      19  1,535,297     390,081    390,081   2,093,131  1,141,977   1,141,977   2,845,027   2,972,945  2,972,945   5,107,817
      20  1,612,062     367,059    367,059   2,070,109  1,177,534   1,177,534   2,880,584   3,267,384  3,267,384   5,482,344

      21  1,692,665     344,829    344,829   2,047,879  1,216,627   1,216,627   2,919,677   3,597,875  3,597,875   5,899,436
      22  1,777,298     322,819    322,819   2,025,869  1,257,656   1,257,656   2,960,706   3,963,380  3,963,380   6,354,487
      23  1,866,163     299,600    299,600   2,002,650  1,299,242   1,299,242   3,002,292   4,365,588  4,365,588   6,847,862
      24  1,959,471     274,578    274,578   1,977,628  1,340,789   1,340,789   3,043,839   4,807,410  4,807,410   7,381,297
      25  2,057,445     247,580    247,580   1,950,630  1,382,096   1,382,096   3,085,146   5,292,637  5,292,637   7,958,010

      26  2,160,317     218,396    218,396   1,921,446  1,422,916   1,422,916   3,125,966   5,825,377  5,825,377   8,582,528
      27  2,268,333     186,857    186,857   1,889,907  1,463,027   1,463,027   3,166,077   6,410,226  6,410,226   9,258,290
      28  2,381,750     152,736    152,736   1,855,786  1,502,135   1,502,135   3,205,185   7,052,117  7,052,117   9,992,145
      29  2,500,837     115,752    115,752   1,818,802  1,539,875   1,539,875   3,242,925   7,756,394  7,756,394  10,788,368
      30  2,625,879      75,586     75,586   1,778,636  1,575,820   1,575,820   3,278,870   8,528,790  8,528,790  11,655,445


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                GUARANTEED VALUES



           PREMIUMS            0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
   POLICY  INTEREST     CONTRACT   SURRENDER   DEATH      CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
    YEAR     AT 5%       VALUE       VALUE    BENEFIT       VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      81,397      83,539  1,784,447      86,507     88,650  1,789,557      91,622     93,765  1,794,672
       2    215,250     160,805     162,948  1,863,855     176,027    178,170  1,879,077     191,863    194,005  1,894,913
       3    331,013     238,224     238,224  1,941,274     268,655    268,655  1,971,705     301,563    301,563  2,004,613
       4    452,563     313,634     313,634  2,016,684     364,469    364,469  2,067,519     421,632    421,632  2,124,682
       5    580,191     386,984     386,984  2,090,034     463,519    463,519  2,166,569     553,033    553,033  2,256,083

       6    714,201     458,221     458,221  2,161,271     565,854    565,854  2,268,904     696,829    696,829  2,399,879
       7    854,911     527,226     527,226  2,230,276     671,457    671,457  2,374,507     854,117    854,117  2,557,167
       8    897,656     504,400     504,400  2,207,450     685,455    685,455  2,388,505     925,885    925,885  2,628,935
       9    942,539     480,584     480,584  2,183,634     698,646    698,646  2,401,696   1,003,506  1,003,506  2,706,556
      10    989,666     455,657     455,657  2,158,707     710,854    710,854  2,413,904   1,087,432  1,087,432  2,790,482

      11  1,039,150     429,519     429,519  2,132,569     721,913    721,913  2,424,963   1,178,176  1,178,176  2,881,226
      12  1,091,107     402,083     402,083  2,105,133     731,666    731,666  2,434,716   1,276,319  1,276,319  2,979,369
      13  1,145,662     373,266     373,266  2,076,316     739,949    739,949  2,442,999   1,382,506  1,382,506  3,085,556
      14  1,202,945     342,971     342,971  2,046,021     746,576    746,576  2,449,626   1,497,424  1,497,424  3,200,474
      15  1,263,093     311,048     311,048  2,014,098     751,295    751,295  2,454,345   1,621,779  1,621,779  3,324,829

      16  1,326,247     277,281     277,281  1,980,331     753,776    753,776  2,456,826   1,756,271  1,756,271  3,459,321
      17  1,392,560     241,388     241,388  1,944,438     753,600    753,600  2,456,650   1,901,602  1,901,602  3,604,652
      18  1,462,188     203,055     203,055  1,906,105     750,295    750,295  2,453,345   2,058,504  2,058,504  3,761,554
      19  1,535,297     161,957     161,957  1,865,007     743,349    743,349  2,446,399   2,227,763  2,227,763  3,930,813
      20  1,612,062     117,768     117,768  1,820,818     732,226    732,226  2,435,276   2,410,246  2,410,246  4,113,296

      21  1,692,665      70,238      70,238  1,773,288     716,436    716,436  2,419,486   2,606,976  2,606,976  4,310,026
      22  1,777,298      19,135      19,135  1,722,185     695,483    695,483  2,398,533   2,819,099  2,819,099  4,522,149
      23  1,866,163           0           0          0     668,867    668,867  2,371,917   3,047,821  3,047,821  4,780,812
      24  1,959,471           0           0          0     635,975    635,975  2,339,025   3,294,192  3,294,192  5,057,903
      25  2,057,445           0           0          0     595,982    595,982  2,299,032   3,559,154  3,559,154  5,351,545

      26  2,160,317           0           0          0     547,845    547,845  2,250,895   3,843,516  3,843,516  5,662,652
      27  2,268,333           0           0          0     490,283    490,283  2,193,333   4,147,989  4,147,989  5,990,941
      28  2,381,750           0           0          0     421,790    421,790  2,124,840   4,473,203  4,473,203  6,338,081
      29  2,500,837           0           0          0     340,739    340,739  2,043,789   4,819,925  4,819,925  6,704,034
      30  2,625,879           0           0          0     245,623    245,623  1,948,673   5,189,106  5,189,106  7,091,432


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                 CURRENT VALUES



           PREMIUMS            0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
   POLICY  INTEREST     CONTRACT   SURRENDER   DEATH      CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
    YEAR     AT 5%       VALUE       VALUE    BENEFIT       VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      31,428      31,737  1,703,050      33,420     33,729  1,703,050      35,415     35,724  1,703,050
       2    215,250      62,020      62,329  1,703,050      67,952     68,262  1,703,050      74,126     74,435  1,703,050
       3    331,013      92,124      92,124  1,703,050     104,001    104,001  1,703,050     116,852    116,852  1,703,050
       4    452,563     121,675     121,675  1,703,050     141,572    141,572  1,703,050     163,963    163,963  1,703,050
       5    580,191     150,810     150,810  1,703,050     180,916    180,916  1,703,050     216,162    216,162  1,703,050

       6    714,201     179,312     179,312  1,703,050     221,880    221,880  1,703,050     273,744    273,744  1,703,050
       7    854,911     207,223     207,223  1,703,050     264,589    264,589  1,703,050     337,356    337,356  1,703,050
       8    897,656     236,376     236,376  1,703,050     311,084    311,084  1,703,050     409,744    409,744  1,703,050
       9    942,539     264,860     264,860  1,703,050     359,558    359,558  1,703,050     489,789    489,789  1,703,050
      10    989,666     292,643     292,643  1,703,050     410,093    410,093  1,703,050     578,354    578,354  1,703,050

      11  1,039,150     319,743     319,743  1,703,050     462,830    462,830  1,703,050     676,454    676,454  1,703,050
      12  1,091,107     346,137     346,137  1,703,050     517,881    517,881  1,703,050     785,201    785,201  1,703,050
      13  1,145,662     371,839     371,839  1,703,050     575,403    575,403  1,703,050     905,883    905,883  1,703,050
      14  1,202,945     396,832     396,832  1,703,050     635,540    635,540  1,703,050   1,039,929  1,039,929  1,703,050
      15  1,263,093     420,949     420,949  1,703,050     698,331    698,331  1,703,050   1,188,894  1,188,894  1,703,050

      16  1,326,247     444,136     444,136  1,703,050     763,927    763,927  1,703,050   1,354,585  1,354,585  1,760,960
      17  1,392,560     466,323     466,323  1,703,050     832,495    832,495  1,703,050   1,537,876  1,537,876  1,968,481
      18  1,462,188     487,403     487,403  1,703,050     904,205    904,205  1,703,050   1,740,261  1,740,261  2,192,728
      19  1,535,297     507,265     507,265  1,703,050     979,269    979,269  1,703,050   1,963,719  1,963,719  2,435,012
      20  1,612,062     525,822     525,822  1,703,050   1,057,955  1,057,955  1,703,050   2,210,463  2,210,463  2,696,764

      21  1,692,665     507,650     507,650  1,703,050   1,103,242  1,103,242  1,703,050   2,445,769  2,445,769  2,934,923
      22  1,777,298     489,460     489,460  1,703,050   1,151,293  1,151,293  1,703,050   2,706,428  2,706,428  3,220,649
      23  1,866,163     470,222     470,222  1,703,050   1,201,817  1,201,817  1,703,050   2,994,746  2,994,746  3,533,801
      24  1,959,471     449,459     449,459  1,703,050   1,254,878  1,254,878  1,703,050   3,313,501  3,313,501  3,876,796
      25  2,057,445     426,972     426,972  1,703,050   1,310,719  1,310,719  1,703,050   3,665,895  3,665,895  4,252,438

      26  2,160,317     402,522     402,522  1,703,050   1,369,620  1,369,620  1,703,050   4,055,472  4,055,472  4,663,793
      27  2,268,333     375,876     375,876  1,703,050   1,431,924  1,431,924  1,703,050   4,486,959  4,486,959  5,070,264
      28  2,381,750     346,738     346,738  1,703,050   1,498,024  1,498,024  1,703,050   4,965,147  4,965,147  5,511,314
      29  2,500,837     314,736     314,736  1,703,050   1,568,388  1,568,388  1,709,542   5,495,459  5,495,459  5,990,050
      30  2,625,879     279,427     279,427  1,703,050   1,643,187  1,643,187  1,758,211   6,084,070  6,084,070  6,509,955


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                GUARANTEED VALUES




           PREMIUMS            0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
   POLICY  INTEREST     CONTRACT   SURRENDER   DEATH      CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
    YEAR     AT 5%       VALUE       VALUE    BENEFIT       VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      26,824      27,133  1,703,050      28,661     28,970  1,703,050      30,501     30,810  1,703,050
       2    215,250      52,697      53,006  1,703,050      58,028     58,337  1,703,050      63,587     63,896  1,703,050
       3    331,013      77,615      77,615  1,703,050      88,127     88,127  1,703,050      99,529     99,529  1,703,050
       4    452,563     101,562     101,562  1,703,050     118,968    118,968  1,703,050     138,616    138,616  1,703,050
       5    580,191     124,491     124,491  1,703,050     150,537    150,537  1,703,050     181,143    181,143  1,703,050

       6    714,201     146,355     146,355  1,703,050     182,822    182,822  1,703,050     227,450    227,450  1,703,050
       7    854,911     167,051     167,051  1,703,050     215,756    215,756  1,703,050     277,868    277,868  1,703,050
       8    897,656     187,859     187,859  1,703,050     250,741    250,741  1,703,050     334,322    334,322  1,703,050
       9    942,539     207,306     207,306  1,703,050     286,353    286,353  1,703,050     395,916    395,916  1,703,050
      10    989,666     225,315     225,315  1,703,050     322,570    322,570  1,703,050     463,221    463,221  1,703,050

      11  1,039,150     241,825     241,825  1,703,050     359,391    359,391  1,703,050     536,917    536,917  1,703,050
      12  1,091,107     256,787     256,787  1,703,050     396,839    396,839  1,703,050     617,810    617,810  1,703,050
      13  1,145,662     270,151     270,151  1,703,050     434,947    434,947  1,703,050     706,835    706,835  1,703,050
      14  1,202,945     281,850     281,850  1,703,050     473,746    473,746  1,703,050     805,072    805,072  1,703,050
      15  1,263,093     291,773     291,773  1,703,050     513,242    513,242  1,703,050     913,753    913,753  1,703,050

      16  1,326,247     299,746     299,746  1,703,050     553,407    553,407  1,703,050   1,034,301  1,034,301  1,703,050
      17  1,392,560     305,536     305,536  1,703,050     594,186    594,186  1,703,050   1,168,388  1,168,388  1,703,050
      18  1,462,188     308,874     308,874  1,703,050     635,524    635,524  1,703,050   1,318,023  1,318,023  1,703,050
      19  1,535,297     309,463     309,463  1,703,050     677,378    677,378  1,703,050   1,484,436  1,484,436  1,840,701
      20  1,612,062     306,989     306,989  1,703,050     719,734    719,734  1,703,050   1,666,799  1,666,799  2,033,495

      21  1,692,665     264,049     264,049  1,703,050     723,297    723,297  1,703,050   1,826,399  1,826,399  2,191,678
      22  1,777,298     216,881     216,881  1,703,050     724,500    724,500  1,703,050   2,000,852  2,000,852  2,381,014
      23  1,866,163     164,942     164,942  1,703,050     723,014    723,014  1,703,050   2,191,549  2,191,549  2,586,027
      24  1,959,471     107,535     107,535  1,703,050     718,405    718,405  1,703,050   2,400,002  2,400,002  2,808,003
      25  2,057,445      43,694      43,694  1,703,050     710,068    710,068  1,703,050   2,627,846  2,627,846  3,048,302

      26  2,160,317           0           0          0     697,192    697,192  1,703,050   2,876,845  2,876,845  3,308,372
      27  2,268,333           0           0          0     678,715    678,715  1,703,050   3,150,375  3,150,375  3,559,924
      28  2,381,750           0           0          0     653,272    653,272  1,703,050   3,451,282  3,451,282  3,830,923
      29  2,500,837           0           0          0     619,182    619,182  1,703,050   3,782,939  3,782,939  4,123,403
      30  2,625,879           0           0          0     574,510    574,510  1,703,050   4,149,425  4,149,425  4,439,884


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                 CURRENT VALUES




           PREMIUMS            0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
   POLICY  INTEREST     CONTRACT   SURRENDER   DEATH      CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
    YEAR     AT 5%       VALUE       VALUE    BENEFIT       VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      31,354      31,663  1,734,404      33,341     33,650  1,736,391      35,331     35,640  1,738,381
       2    215,250      61,784      62,093  1,764,834      67,692     68,001  1,770,742      73,840     74,149  1,776,890
       3    331,013      91,641      91,641  1,794,691     103,448    103,448  1,806,498     116,222    116,222  1,819,272
       4    452,563     120,853     120,853  1,823,903     140,591    140,591  1,843,641     162,801    162,801  1,865,851
       5    580,191     149,534     149,534  1,852,584     179,335    179,335  1,882,385     214,216    214,216  1,917,266

       6    714,201     177,455     177,455  1,880,505     219,487    219,487  1,922,537     270,684    270,684  1,973,734
       7    854,911     204,648     204,648  1,907,698     261,142    261,142  1,964,192     332,772    332,772  2,035,822
       8    897,656     232,923     232,923  1,935,973     306,280    306,280  2,009,330     403,104    403,104  2,106,154
       9    942,539     260,346     260,346  1,963,396     353,035    353,035  2,056,085     480,414    480,414  2,183,464
      10    989,666     286,860     286,860  1,989,910     401,416    401,416  2,104,466     565,382    565,382  2,268,432

      11  1,039,150     312,469     312,469  2,015,519     451,493    451,493  2,154,543     658,821    658,821  2,361,871
      12  1,091,107     337,125     337,125  2,040,175     503,286    503,286  2,206,336     761,576    761,576  2,464,626
      13  1,145,662     360,823     360,823  2,063,873     556,864    556,864  2,259,914     874,632    874,632  2,577,682
      14  1,202,945     383,520     383,520  2,086,570     612,255    612,255  2,315,305     999,034    999,034  2,702,084
      15  1,263,093     404,972     404,972  2,108,022     669,283    669,283  2,372,333   1,135,729  1,135,729  2,838,779

      16  1,326,247     425,075     425,075  2,128,125     727,902    727,902  2,430,952   1,285,908  1,285,908  2,988,958
      17  1,392,560     443,702     443,702  2,146,752     788,045    788,045  2,491,095   1,450,868  1,450,868  3,153,918
      18  1,462,188     460,666     460,666  2,163,716     849,573    849,573  2,552,623   1,631,975  1,631,975  3,335,025
      19  1,535,297     475,776     475,776  2,178,826     912,335    912,335  2,615,385   1,830,738  1,830,738  3,533,788
      20  1,612,062     488,863     488,863  2,191,913     976,195    976,195  2,679,245   2,048,848  2,048,848  3,751,898

      21  1,692,665     465,425     465,425  2,168,475   1,005,323  1,005,323  2,708,373   2,252,198  2,252,198  3,955,248
      22  1,777,298     442,220     442,220  2,145,270   1,035,892  1,035,892  2,738,942   2,477,693  2,477,693  4,180,743
      23  1,866,163     417,818     417,818  2,120,868   1,066,502  1,066,502  2,769,552   2,726,227  2,726,227  4,429,277
      24  1,959,471     391,624     391,624  2,094,674   1,096,528  1,096,528  2,799,578   2,999,665  2,999,665  4,702,715
      25  2,057,445     363,466     363,466  2,066,516   1,125,745  1,125,745  2,828,795   3,300,516  3,300,516  5,003,566

      26  2,160,317     333,134     333,134  2,036,184   1,153,877  1,153,877  2,856,927   3,631,521  3,631,521  5,334,571
      27  2,268,333     300,458     300,458  2,003,508   1,180,671  1,180,671  2,883,721   3,995,761  3,995,761  5,698,811
      28  2,381,750     265,211     265,211  1,968,261   1,205,804  1,205,804  2,908,854   4,396,589  4,396,589  6,099,639
      29  2,500,837     227,112     227,112  1,930,162   1,228,876  1,228,876  2,931,926   4,837,662  4,837,662  6,540,712
      30  2,625,879     185,842     185,842  1,888,892   1,249,427  1,249,427  2,952,477   5,322,996  5,322,996  7,026,046


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE/NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                GUARANTEED VALUES




           PREMIUMS            0% HYPOTHETICAL                    6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
   POLICY  INTEREST     CONTRACT   SURRENDER   DEATH      CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
    YEAR     AT 5%       VALUE       VALUE    BENEFIT       VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      26,677      26,986  1,729,727      28,504     28,813  1,731,554      30,335     30,644  1,733,385
       2    215,250      52,257      52,566  1,755,307      57,543     57,852  1,760,593      63,054     63,363  1,766,104
       3    331,013      76,725      76,725  1,779,775      87,104     87,104  1,790,154      98,361     98,361  1,801,411
       4    452,563     100,048     100,048  1,803,098     117,159    117,159  1,820,209     136,467    136,467  1,839,517
       5    580,191     122,159     122,159  1,825,209     147,639    147,639  1,850,689     177,566    177,566  1,880,616

       6    714,201     142,992     142,992  1,846,042     178,474    178,474  1,881,524     221,871    221,871  1,924,921
       7    854,911     162,415     162,415  1,865,465     209,522    209,522  1,912,572     269,545    269,545  1,972,595
       8    897,656     181,670     181,670  1,884,720     242,087    242,087  1,945,137     322,302    322,302  2,025,352
       9    942,539     199,249     199,249  1,902,299     274,638    274,638  1,977,688     378,980    378,980  2,082,030
      10    989,666     215,043     215,043  1,918,093     307,033    307,033  2,010,083     439,831    439,831  2,142,881

      11  1,039,150     228,961     228,961  1,932,011     339,141    339,141  2,042,191     505,152    505,152  2,208,202
      12  1,091,107     240,929     240,929  1,943,979     370,843    370,843  2,073,893     575,286    575,286  2,278,336
      13  1,145,662     250,875     250,875  1,953,925     402,013    402,013  2,105,063     650,613    650,613  2,353,663
      14  1,202,945     258,710     258,710  1,961,760     432,504    432,504  2,135,554     731,532    731,532  2,434,582
      15  1,263,093     264,296     264,296  1,967,346     462,108    462,108  2,165,158     818,427    818,427  2,521,477

      16  1,326,247     267,426     267,426  1,970,476     490,536    490,536  2,193,586     911,649    911,649  2,614,699
      17  1,392,560     267,829     267,829  1,970,879     517,417    517,417  2,220,467   1,011,510  1,011,510  2,714,560
      18  1,462,188     265,201     265,201  1,968,251     542,324    542,324  2,245,374   1,118,315  1,118,315  2,821,365
      19  1,535,297     259,225     259,225  1,962,275     564,796    564,796  2,267,846   1,232,380  1,232,380  2,935,430
      20  1,612,062     249,586     249,586  1,952,636     584,348    584,348  2,287,398   1,354,053  1,354,053  3,057,103

      21  1,692,665     199,908     199,908  1,902,958     562,239    562,239  2,265,289   1,443,314  1,443,314  3,146,364
      22  1,777,298     146,691     146,691  1,849,741     534,698    534,698  2,237,748   1,537,032  1,537,032  3,240,082
      23  1,866,163      89,722      89,722  1,792,772     501,212    501,212  2,204,262   1,635,372  1,635,372  3,338,422
      24  1,959,471      28,703      28,703  1,731,753     461,156    461,156  2,164,206   1,738,422  1,738,422  3,441,472
      25  2,057,445           0           0          0     413,695    413,695  2,116,745   1,846,089  1,846,089  3,549,139

      26  2,160,317           0           0          0     357,768    357,768  2,060,818   1,958,078  1,958,078  3,661,128
      27  2,268,333           0           0          0     292,086    292,086  1,995,136   2,073,869  2,073,869  3,776,919
      28  2,381,750           0           0          0     215,123    215,123  1,918,173   2,192,710  2,192,710  3,895,760
      29  2,500,837           0           0          0     125,243    125,243  1,828,293   2,313,718  2,313,718  4,016,768
      30  2,625,879           0           0          0      20,919     20,919  1,723,969   2,436,112  2,436,112  4,139,162


(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Nationwide Life Insurance Company:


We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                    KPMG Peat Marwick LLP


Columbus, Ohio
January 30, 1998

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                            (in millions of dollars)


                                                                                                   December 31,
                                                                                        -----------------------------------
                                        ASSETS                                                1997               1996
                                        ------
                                                                                        -----------------   ---------------
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities                                                               $13,204.1           $12,304.6
    Equity securities                                                                            80.4                59.1
  Mortgage loans on real estate, net                                                          5,181.6             5,272.1
  Real estate, net                                                                              311.4               265.8
  Policy loans                                                                                  415.3               371.8
  Other long-term investments                                                                    25.2                28.7
  Short-term investments                                                                        358.4                 4.8
                                                                                           ----------           ---------
                                                                                             19,576.4            18,306.9
                                                                                           ----------           ---------

Cash                                                                                            175.6                43.8
Accrued investment income                                                                       210.5               210.2
Deferred policy acquisition costs                                                             1,665.4             1,366.5
Investment in subsidiaries classified as discontinued operations                                  -                 485.7
Other assets                                                                                    438.4               426.5
Assets held in Separate Accounts                                                             37,724.4            26,926.7
                                                                                           ----------           ---------
                                                                                            $59,790.7           $47,766.3
                                                                                           ==========           =========

                         LIABILITIES AND SHAREHOLDER'S EQUITY
                         ------------------------------------

Future policy benefits and claims                                                           $18,702.8           $17,600.6
Other liabilities                                                                               885.6             1,101.1
Liabilities related to Separate Accounts                                                     37,724.4            26,926.7
                                                                                           ----------           ---------
                                                                                             57,312.8            45,628.4
                                                                                           ----------           ---------

Commitments and contingencies (notes 7 and 13)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding                                                     3.8                 3.8
  Additional paid-in capital                                                                    914.7               527.9
  Retained earnings                                                                           1,312.3             1,432.6
  Unrealized gains on securities available-for-sale, net                                        247.1               173.6
                                                                                           ----------           ---------
                                                                                              2,477.9             2,137.9
                                                                                           ----------           ---------
                                                                                            $59,790.7           $47,766.3
                                                                                           ==========           =========



See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                            (in millions of dollars)


                                                                                        Years ended December 31,
                                                                              ---------------------------------------------
                                                                                  1997            1996           1995
                                                                              -------------   -------------  --------------

Revenues:
  Investment product and universal life insurance product policy charges       $   545.2       $   400.9      $   286.6
  Traditional life insurance premiums                                              205.4           198.6          199.1
  Net investment income                                                          1,409.2         1,357.8        1,294.0
  Realized gains (losses) on investments                                            11.1            (0.3)          (1.7)
  Other                                                                             46.5            35.9           20.7
                                                                              ----------      ----------     ----------
                                                                                 2,217.4         1,992.9        1,798.7
                                                                              ----------      ----------     ----------
Benefits and expenses:
  Interest credited to policyholder account balances                             1,016.6           982.3          950.3
  Other benefits and claims                                                        178.2           178.3          165.2
  Policyholder dividends on participating policies                                  40.6            41.0           39.9
  Amortization of deferred policy acquisition costs                                167.2           133.4           82.7
  Other operating expenses                                                         384.9           342.4          273.0
                                                                              ----------      ----------     ----------
                                                                                 1,787.5         1,677.4        1,511.1
                                                                              ----------      ----------     ----------

    Income from continuing operations before federal income tax expense            429.9           315.5          287.6

Federal income tax expense                                                         150.2           110.9           99.8
                                                                              ----------      ----------     ----------

    Income from continuing operations                                              279.7           204.6          187.8

Income from discontinued operations (less federal income tax expense
  of $4.5 and $7.4 in 1996 and 1995, respectively)                                   -              11.3           24.7
                                                                              ----------      ----------     ----------

    Net income                                                                 $   279.7       $   215.9      $   212.5
                                                                              ==========      ==========     ==========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                            (in millions of dollars)


                                                                                          Unrealized
                                                                                            gains
                                                                                           (losses)
                                                           Additional                   on securities       Total
                                                Common       paid-in       Retained       available-    shareholder's
                                                 stock       capital       earnings     for-sale, net       equity
                                              ----------- ------------- -------------- ---------------- -------------
December 31, 1994                                 $3.8       $ 606.2       $1,378.2         $(119.7)       $1,868.5

  Capital contribution                             -            51.0            -              (4.1)           46.9
  Net income                                       -             -            212.5             -             212.5
  Dividends to shareholder                         -             -             (7.5)            -              (7.5)
  Unrealized gains on securities available-
    for-sale, net                                  -             -              -             508.1           508.1
                                              --------      --------       --------        --------       ---------
December 31, 1995                                  3.8         657.2        1,583.2           384.3          2628.5

  Net income                                       -             -            215.9             -             215.9
  Dividends to shareholder                         -          (129.3)        (366.5)          (39.8)         (535.6)
  Unrealized losses on securities available-
    for-sale, net                                  -             -              -            (170.9)         (170.9)
                                              --------      --------       --------        --------       ---------
December 31, 1996                                  3.8         527.9        1,432.6           173.6         2,137.9

  Capital contribution                             -           836.8            -               -             836.8
  Net income                                       -             -            279.7             -             279.7
  Dividends to shareholder                         -          (450.0)        (400.0)            -            (850.0)
  Unrealized gains on securities available-
    for-sale, net                                  -             -              -              73.5            73.5
                                              --------      --------       --------        --------       ---------
December 31, 1997                                 $3.8       $ 914.7       $1,312.3         $ 247.1        $2,477.9
                                              ========      ========       ========        ========       =========




See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                            (in millions of dollars)


                                                                                           Years ended December 31,
                                                                                ----------------------------------------------
                                                                                     1997           1996            1995
                                                                                ------------------------------ ---------------

Cash flows from operating activities:
  Net income                                                                     $    279.7      $   215.9       $   212.5
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances                            1,016.6          982.3           950.3
      Capitalization of deferred policy acquisition costs                            (487.9)        (422.6)         (321.3)
      Amortization of deferred policy acquisition costs                               167.2          133.4            82.7
      Amortization and depreciation                                                    (2.0)           7.0            10.2
      Realized (gains) losses on invested assets, net                                 (11.1)          (0.3)            3.3
      (Increase) decrease in accrued investment income                                 (0.3)           2.8           (16.9)
      (Increase) decrease in other assets                                             (12.7)         (38.9)           39.9
      (Decrease) increase in policy liabilities                                       (23.1)        (151.0)          123.9
      Increase in other liabilities                                                   230.6          191.4            27.0
      Other, net                                                                      (10.9)         (61.7)            1.8
                                                                                -----------      ---------        --------
        Net cash provided by operating activities                                   1,146.1          858.3         1,113.4
                                                                                -----------      ---------        --------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                             993.4        1,162.8           634.6
  Proceeds from sale of securities available-for-sale                                 574.5          299.6           107.3
  Proceeds from maturity of fixed maturity securities held-to-maturity                  -              -             564.4
  Proceeds from repayments of mortgage loans on real estate                           437.3          309.0           207.8
  Proceeds from sale of real estate                                                    34.8           18.5            48.3
  Proceeds from repayments of policy loans and sale of other invested assets           22.7           22.8            53.6
  Cost of securities available-for-sale acquired                                   (2,828.1)      (1,573.6)       (1,942.4)
  Cost of fixed maturity securities held-to-maturity acquired                           -              -            (593.6)
  Cost of mortgage loans on real estate acquired                                     (752.2)        (972.8)         (796.0)
  Cost of real estate acquired                                                        (24.9)          (7.9)          (10.9)
  Policy loans issued and other invested assets acquired                              (62.5)         (57.7)          (75.9)
  Short-term investments, net                                                        (354.8)          28.0            77.8
                                                                                -----------      ---------        --------
        Net cash used in investing activities                                      (1,959.8)        (771.3)       (1,725.0)
                                                                                -----------      ---------        --------

Cash flows from financing activities:
  Proceeds from capital contributions                                                 836.8            -               -
  Cash dividends paid                                                                   -            (50.0)           (7.5)
  Increase in investment product and universal life insurance
    product account balances                                                        2,488.5        1,781.8         1,883.7
  Decrease in investment product and universal life insurance
    product account balances                                                       (2,379.8)      (1,784.5)       (1,258.7)
                                                                                -----------      ---------        --------
        Net cash provided by (used in) financing activities                           945.5          (52.7)          617.5
                                                                                -----------      ---------        --------
Net increase in cash                                                                  131.8           34.3             5.9

Cash, beginning of year                                                                43.8            9.5             3.6
                                                                                -----------      ---------        --------

Cash, end of year                                                                $    175.6      $    43.8       $     9.5
                                                                                ===========      =========       =========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 1997, 1996 and 1995


(1)      ORGANIZATION AND DESCRIPTION OF BUSINESS

         Prior to January 27, 1997, Nationwide Life Insurance Company (NLIC) was wholly owned by Nationwide Corporation (Nationwide Corp.). On that date, Nationwide Corp. contributed the outstanding shares of NLIC's common stock to Nationwide Financial Services, Inc. (NFS), a holding company formed by Nationwide Corp. in November 1996 for NLIC and the other companies within the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. On March 11 1997, NFS completed an initial public offering of its Class A common stock.

         During 1996 and 1997, Nationwide Corp. and NFS completed certain transactions in anticipation of the initial public offering that focused the business of NFS on long-term savings and retirement products. On September 24, 1996, NLIC declared a dividend payable to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of certain subsidiaries that do not offer or distribute long-term savings or retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to two affiliates effective January 1, 1996. These subsidiaries, through December 31, 1996, and all accident and health and group life insurance business have been accounted for as discontinued operations for all periods presented. See notes 11 and 15. Additionally, NLIC paid $900.0 million of dividends, $50.0 million to Nationwide Corp. on December 31, 1996 and $850.0 million to NFS, which then made an equivalent dividend to Nationwide Corp., on February 24, 1997.

         NFS contributed $836.8 million to the capital of NLIC during March
         1997.

         Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Advisory Services, Inc., Nationwide Investment Services Corporation and NWE, Inc. NLIC and its subsidiaries are collectively referred to as "the Company."

         The Company is a leading provider of long-term savings and retirement products. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and NLAIC, filed with the Department of Insurance of the State of Ohio (the Department), are prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  CONSOLIDATION POLICY

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. Subsidiaries that are classified and reported as discontinued operations are not consolidated but rather are reported as "Investment in subsidiaries classified as discontinued operations" in the accompanying consolidated balance sheets and "Income from discontinued operations" in the accompanying consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

         (b)  VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1997 or 1996.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (c)  REVENUES AND BENEFITS

              INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
              Investment products consist primarily of individual and group variable and fixed annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

         (d)  DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b). For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

         (e)  SEPARATE ACCOUNTS

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. For all but $365.5 million of separate account assets, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  FUTURE POLICY BENEFITS

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

              Future policy benefits for traditional life insurance policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 4.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (g)  PARTICIPATING BUSINESS

              Participating business represents approximately 50% in 1997 (52% in 1996 and 54% in 1995) of the Company's life insurance in force, 77% in 1997 (78% in 1996 and 79% in 1995) of the number of life insurance policies in force, and 27% in 1997 (40% in 1996 and 47% in 1995) of life insurance statutory premiums. The provision for policyholder dividends is based on current dividend scales and is included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

         (h)  FEDERAL INCOME TAX

              The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

         (i)  REINSURANCE CEDED

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. All of the Company's accident and health and group life insurance business is ceded to affiliates and is accounted for as discontinued operations. See notes 11 and 15.

         (j)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

              STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130 - REPORTING COMPREHENSIVE INCOME was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders and includes net income. Comprehensive income would be reported in addition to earnings amounts currently presented. The Company will adopt the statement and begin reporting comprehensive income in the first quarter of 1998.

         (k)  RECLASSIFICATION

              Certain items in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued




(3)      INVESTMENTS

         The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 1997 and 1996 were:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
             (in millions of dollars)                                 cost           gains        losses       fair value
                                                                 --------------  ------------  -------------  ------------
             December 31, 1997:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies            $     305.1    $     8.6      $    -        $     313.7
                 Obligations of states and political subdivisions          1.6          -             -                1.6
                 Debt securities issued by foreign governments            93.3          2.7          (0.2)            95.8
                 Corporate securities                                  8,698.7        355.5         (11.5)         9,042.7
                 Mortgage-backed securities                            3,634.2        118.6          (2.5)         3,750.3
                                                                  ------------    ---------     ---------      -----------
                     Total fixed maturity securities                  12,732.9        485.4         (14.2)        13,204.1
               Equity securities                                          67.8         12.9          (0.3)            80.4
                                                                  ------------    ---------     ---------      -----------
                                                                   $  12,800.7    $   498.3      $  (14.5)     $  13,284.5
                                                                  ============    =========     =========      ===========

             December 31, 1996:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies            $     275.7    $     4.8      $   (1.3)     $     279.2
                 Obligations of states and political subdivisions          6.2          0.5           -                6.7
                 Debt securities issued by foreign governments           100.7          2.1          (0.9)           101.9
                 Corporate securities                                  7,999.3        285.9         (33.7)         8,251.5
                 Mortgage-backed securities                            3,589.0         91.4         (15.1)         3,665.3
                                                                  ------------    ---------     ---------      -----------
                     Total fixed maturity securities                  11,970.9        384.7         (51.0)        12,304.6
               Equity securities                                          43.9         15.6          (0.4)            59.1
                                                                  ------------    ---------     ---------      -----------
                                                                   $  12,014.8    $   400.3      $  (51.4)     $  12,363.7
                                                                  ============    =========     =========      ===========


         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                 Amortized        Estimated
             (in millions of dollars)                                               cost          fair value
                                                                              --------------      ----------
             Fixed maturity securities available for sale:
               Due in one year or less                                            $     419.2      $     422.1
               Due after one year through five years                                  4,573.5          4,708.4
               Due after five years through ten years                                 2,772.6          2,879.7
               Due after ten years                                                    1,333.4          1,443.6
                                                                                  -----------      -----------
                                                                                      9,098.7          9,453.8
             Mortgage-backed securities                                               3,634.2          3,750.3
                                                                                  -----------      -----------
                                                                                  $  12,732.9      $  13,204.1
                                                                                  ===========      ===========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:


             (in millions of dollars)                                                1997          1996
                                                                                 -----------     ----------
             Gross unrealized gains                                                 $ 483.8        $349.0
             Adjustment to deferred policy acquisition costs                         (103.7)        (81.9)
             Deferred federal income tax                                             (133.0)        (93.5)
                                                                                   --------       -------
                                                                                    $ 247.1        $173.6
                                                                                   ========       =======

         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:


             (in millions of dollars)                                         1997          1996           1995
                                                                          -----------   -------------   -----------
             Securities available-for-sale:
               Fixed maturity securities                                      $137.5       $(289.2)       $876.3
               Equity securities                                                (2.7)          8.9           -
             Fixed maturity securities held-to-maturity                          -             -            75.6
                                                                             -------       -------       -------
                                                                              $134.8       $(280.3)      $ 951.9
                                                                             =======       =======       =======

         Proceeds from the sale of securities available-for-sale during 1997, 1996 and 1995 were $574.5 million, $299.6 million and $107.3 million, respectively. During 1997, gross gains of $9.9 million ($6.6 million and $4.8 million in 1996 and 1995, respectively) and gross losses of $18.0 million ($6.9 million and $2.1 million in 1996 and 1995, respectively) were realized on those sales. In addition, gross gains of $15.1 million and gross losses of $0.7 million were realized in 1997 when the Company paid a dividend to NFS, which then made an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $25.4 million to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $3.5 million.

         As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995, the Company transferred nearly all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $3.32 billion, resulting in a gross unrealized gain of $155.9 million.

         The recorded investment of mortgage loans on real estate considered to be impaired as of December 31, 1997 was $19.9 million ($51.8 million as of December 31, 1996), which includes $3.9 million ($41.7 million as of December 31, 1996) of impaired mortgage loans on real estate for which the related valuation allowance was $0.1 million ($8.5 million as of December 31, 1996) and $16.0 million ($10.1 million as of December 31,
         1996) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1997, the average recorded investment in impaired mortgage loans on real estate was approximately $31.8 million ($39.7 million in 1996) and interest income recognized on those loans was $1.0 million ($2.1 million in 1996), which is equal to interest income recognized using a cash-basis method of income recognition.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

             (in millions of dollars)                                               1997          1996
                                                                                ------------- -------------
             Allowance, beginning of year                                            $51.0         $49.1
               (Reductions) additions charged to operations                           (1.2)          4.5
               Direct write-downs charged against the allowance                       (7.3)         (2.6)
                                                                                    ------        ------
             Allowance, end of year                                                  $42.5         $51.0
                                                                                    ======        ======

         Real estate is presented at cost less accumulated depreciation of $45.1 million as of December 31, 1997 ($30.3 million as of December 31, 1996) and valuation allowances of $11.1 million as of December 31, 1997 ($15.2 million as of December 31, 1996).

         Investments that were non-income producing for the twelve month period preceding December 31, 1997 amounted to $19.4 million ($26.8 million for 1996) and consisted of $3.0 million ($0.2 million in 1996) in securities available-for-sale, $16.4 million ($20.6 million in 1996) in real estate and none ($5.9 million in 1996) in other long-term investments.

         An analysis of investment income by investment type follows for the years ended December 31:

             (in millions of dollars)                                      1997             1996           1995
                                                                        -----------      ---------      ---------
             Gross investment income:
               Securities available-for-sale:
                 Fixed maturity securities                                $  911.6        $  917.1       $  685.8
                 Equity securities                                             0.8             1.3            1.3
               Fixed maturity securities held-to-maturity                      -               -            201.8
               Mortgage loans on real estate                                 457.7           432.8          395.5
               Real estate                                                    42.9            44.3           38.3
               Short-term investments                                         22.7             4.2           10.6
               Other                                                          21.0             4.0            7.2
                                                                          --------        --------       --------
                   Total investment income                                 1,456.7         1,403.7        1,340.5
             Less investment expenses                                         47.5            45.9           46.5
                                                                          --------        --------       --------
                   Net investment income                                  $1,409.2        $1,357.8       $1,294.0
                                                                          ========        ========       ========

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

             (in millions of dollars)                                       1997            1996           1995
                                                                         ---------       ---------       --------
             Securities available-for-sale:
               Fixed maturity securities                                    $ 3.6           $(3.5)         $ 4.2
               Equity securities                                              2.7             3.2            3.4
             Mortgage loans on real estate                                    1.6            (4.1)          (7.1)
             Real estate and other                                            3.2             4.1           (2.2)
                                                                           ------          ------         ------
                                                                            $11.1           $(0.3)         $(1.7)
                                                                           ======          ======         ======

         Fixed maturity securities with an amortized cost of $6.2 million as of December 31, 1997 and 1996 were on deposit with various regulatory agencies as required by law.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(4)      FUTURE POLICY BENEFITS AND CLAIMS

         The liability for future policy benefits for investment contracts represents approximately 86% and 87% of the total liability for future policy benefits as of December 31, 1997 and 1996, respectively. The average interest rate credited on investment product policies was approximately 6.1%, 6.3% and 6.6% for the years ended December 31, 1997, 1996 and 1995, respectively.

         The liability for future policy benefits for traditional life insurance policies has been established based upon the following assumptions:

              INTEREST RATES: Interest rates vary by issue year and were 6.9% and 6.6% in 1997 and 1996, respectively. Interest rates have generally ranged from 6.0% to 10.5% for previous issue years.

              WITHDRAWALS: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

              MORTALITY: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

         The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $220.2 million and $240.5 million as of December 31, 1997 and 1996, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

         The Company has reinsurance agreements with certain affiliates as described in note 11. All other reinsurance agreements are not material to either premiums or reinsurance recoverables.


(5)      FEDERAL INCOME TAX

         The Company's current federal income tax liability was $60.1 million and $30.2 million as of December 31, 1997 and 1996, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1997 and 1996 are as follows:

             (in millions of dollars)                                        1997            1996
                                                                          ----------      ----------
             Deferred tax assets:
               Future policy benefits                                       $200.1          $183.0
               Liabilities in Separate Accounts                              242.0           188.4
               Mortgage loans on real estate and real estate                  19.0            23.4
               Other assets and other liabilities                             59.2            53.7
                                                                           -------          ------
                 Total gross deferred tax assets                             520.3           448.5
                 Less valuation allowance                                     (7.0)           (7.0)
                                                                           -------          ------
                 Net deferred tax assets                                     513.3           441.5
                                                                           -------          ------

             Deferred tax liabilities:
               Deferred policy acquisition costs                             480.5           399.3
               Fixed maturity securities                                     193.3           133.2
               Deferred tax on realized investment gains                      40.1            37.6
               Equity securities and other long-term investments               7.5             8.2
               Other                                                          22.2            25.4
                                                                           -------          ------
                 Total gross deferred tax liabilities                        743.6           603.7
                                                                           -------          ------
                 Net deferred tax liability                                 $230.3          $162.2
                                                                           =======          ======

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1997, 1996 and 1995.

         Federal income tax expense attributable to income from continuing operations for the years ended December 31 was as follows:

           (in millions of dollars)                                   1997            1996            1995
                                                                   ---------       ---------       ---------
           Currently payable                                         $121.7          $116.5           $88.7
           Deferred tax expense (benefit)                              28.5            (5.6)           11.1
                                                                     ------          ------          ------
                                                                     $150.2          $110.9           $99.8
                                                                     ======          ======          ======

         Total federal income tax expense for the years ended December 31, 1997, 1996 and 1995 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                           1997                     1996                     1995
                                                   ----------------------   ----------------------   ----------------------
         (in millions of dollars)                     Amount        %          Amount        %          Amount        %
                                                   ----------------------   ------------- --------   ------------- --------
         Computed (expected) tax expense               $150.5      35.0         $110.4      35.0         $100.6      35.0
         Tax exempt interest and dividends
           received deduction                             -         0.0           (0.2)     (0.1)           -         0.0
         Other, net                                      (0.3)     (0.1)           0.7       0.3           (0.8)     (0.3)
                                                       ------      ----         ------      ----         ------      ----
             Total (effective rate of each year)       $150.2      34.9         $110.9      35.2         $ 99.8      34.7
                                                       ======      ====         ======      ====         ======      ====

         Total federal income tax paid was $91.8 million, $115.8 million and $51.8 million during the years ended December 31, 1997, 1996 and 1995, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(6)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              FIXED MATURITY AND EQUITY SECURITIES: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              MORTGAGE LOANS ON REAL ESTATE, NET: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgage loans in default is the estimated fair value of the underlying collateral.

              POLICY LOANS, SHORT-TERM INVESTMENTS AND CASH: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

              INVESTMENT CONTRACTS: The fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


              POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 13.

           Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:


                                                                         1997                              1996
                                                             ------------------------------   -------------------------------
                                                                Carrying      Estimated          Carrying       Estimated
               (in millions of dollars)                          amount       fair value          amount        fair value
                                                             ------------------------------   --------------- ---------------

               Assets:
                 Investments:
                   Securities available-for-sale:
                     Fixed maturity securities                  $13,204.1      $13,204.1         $12,304.6       $12,304.6
                     Equity securities                               80.4           80.4              59.1            59.1
                   Mortgage loans on real estate, net             5,181.6        5,509.7           5,272.1         5,397.9
                   Policy loans                                     415.3          415.3             371.8           371.8
                   Short-term investments                           358.4          358.4               4.8             4.8
                 Cash                                               175.6          175.6              43.8            43.8
                 Assets held in Separate Accounts                37,724.4       37,724.4          26,926.7        26,926.7

               Liabilities:
                 Investment contracts                            14,708.2       14,322.1          13,914.4        13,484.5
                 Policy reserves on life insurance contracts      3,345.4        3,182.4           3,392.8         3,197.5
                 Liabilities related to Separate Accounts        37,724.4       36,747.0          26,926.7        26,164.2




(7)      RISK DISCLOSURES

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         LEGAL/REGULATORY RISK: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduce demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         CREDIT RISK: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         INTEREST RATE RISK: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $341.4 million extending into 1998 were outstanding as of December 31, 1997. The Company also had $63.9 million of commitments to purchase fixed maturity securities outstanding as of December 31, 1997.

         SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 20% (21% in 1996) in any geographic area and no more than 2% (2% in 1996) with any one borrower as of December 31, 1997. As of December 31, 1997, 46% (44% in 1996) of the remaining principal balance of the Company's commercial mortgage loan portfolio financed retail properties.

         The Company had a significant reinsurance recoverable balance from one reinsurer as of December 31, 1997 and 1996. See note 4.

(8)      PENSION PLAN

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan (the Retirement Plan). Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1997, 1996 and 1995 were $7.5 million, $7.4 million and $10.5 million, respectively.

         The Company had no net accrued pension expense as of December 31, 1997 ($1.1 million as of December 31, 1996).

         The net periodic pension cost for the Retirement Plan as a whole for the years ended December 31, 1997 and 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the year ended December 31, 1995 follows:

              (in millions of dollars)                                   1997             1996              1995
                                                                     -----------      -----------       -----------

              Service cost (benefits earned during the period)        $   77.3         $   75.5          $   64.5
              Interest cost on projected benefit obligation              118.6            105.5              95.3
              Actual return on plan assets                              (328.0)          (210.6)           (249.3)
              Net amortization and deferral                              196.4            101.8             143.4
                                                                      --------         --------          --------
                                                                      $   64.3         $   72.2          $   53.9
                                                                      ========         ========          ========

         Basis for measurements, net periodic pension cost:


                                                                        1997             1996              1995
                                                                    -----------      -----------       -----------

              Weighted average discount rate                           6.50%            6.00%             7.50%
              Rate of increase in future compensation levels           4.75%            4.25%             6.25%
              Expected long-term rate of return on plan assets         7.25%            6.75%             8.75%

         Information regarding the funded status of the Retirement Plan as a whole as of December 31, 1997 and 1996 follows:

              (in millions of dollars)                                           1997              1996
                                                                             -----------       -----------
              Accumulated benefit obligation:
                Vested                                                         $1,547.5          $1,338.6
                Nonvested                                                          13.5              11.1
                                                                               --------         ---------
                                                                               $1,561.0          $1,349.7
                                                                               ========         =========

              Net accrued pension expense:
                Projected benefit obligation for services rendered to date     $2,033.8          $1,847.8
                Plan assets at fair value                                       2,212.9           1,947.9
                                                                              ---------         ---------
                  Plan assets in excess of projected benefit obligation           179.1             100.1
                Unrecognized prior service cost                                    34.7              37.9
                Unrecognized net gains                                           (330.7)           (202.0)
                Unrecognized net asset at transition                               33.3              37.2
                                                                              ---------         ---------
                                                                              $   (83.6)        $   (26.8)
                                                                              =========         =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Basis for measurements, funded status of plan:

                                                                                1997              1996
                                                                             -----------       -----------

              Weighted average discount rate                                   6.00%             6.50%
              Rate of increase in future compensation levels                   4.25%             4.75%

         Assets of the Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau (ELICW).

(9)      POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1997 and 1996 was $36.5 million and $34.9 million, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1997, 1996 and 1995 was $3.0 million, $3.3 million and $3.1 million, respectively.

         Information regarding the funded status of the plan as a whole as of December 31, 1997 and 1996 follows:


             (in millions of dollars)                                                         1997             1996
                                                                                          -----------       -----------
             Accrued postretirement benefit expense:
               Retirees                                                                    $   93.3          $   93.0
               Fully eligible, active plan participants                                        31.6              23.7
               Other active plan participants                                                 113.0              84.0
                                                                                           --------          --------
                 Accumulated postretirement benefit obligation                                237.9             200.7
               Plan assets at fair value                                                       69.2              63.0
                                                                                           --------          --------
                 Plan assets less than accumulated postretirement benefit obligation         (168.7)           (137.7)
               Unrecognized transition obligation of affiliates                                 1.5               1.7
               Unrecognized net losses (gains)                                                  1.6             (23.2)
                                                                                           --------          --------
                                                                                            $(165.6)          $(159.2)
                                                                                           ========          ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The amount of NPPBC for the plan as a whole for the years ended December 31, 1997, 1996 and 1995 was as follows:

             (in millions of dollars)                            1997          1996          1995
                                                              -----------   ------------  ------------
             Service cost (benefits attributed to employee
               service during the year)                          $  7.0        $  6.5        $  6.2
             Interest cost on accumulated postretirement
               benefit obligation                                  14.0          13.7          14.2
             Actual return on plan assets                          (3.6)         (4.3)         (2.7)
             Amortization of unrecognized transition
               obligation of affiliates                             0.2           0.2           3.0
             Net amortization and deferral                         (0.5)          1.8          (1.6)
                                                                -------        ------        ------
                                                                  $17.1         $17.9         $19.1
                                                                =======        ======        ======

         Actuarial assumptions used for the measurement of the APBO and the NPPBC for 1997, 1996 and 1995 were as follows:

                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
             APBO:
               Discount rate                                  6.70%         7.25%         6.75%
               Assumed health care cost trend rate:
                 Initial rate                                12.13%        11.00%        11.00%
                 Ultimate rate                                6.12%         6.00%         6.00%
                 Uniform declining period                   12 Years      12 Years      12 Years

             NPPBC:
               Discount rate                                  7.25%         6.65%         8.00%
               Long term rate of return on plan
                 assets, net of tax                           5.89%         4.80%         8.00%
               Assumed health care cost trend rate:
                 Initial rate                                11.00%        11.00%        10.00%
                 Ultimate rate                                6.00%         6.00%         6.00%
                 Uniform declining period                    12 Years      12 Years      12 Years

         For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1997 by $0.4 million and have no impact on the NPPBC for the year ended December 31, 1997.

(10) SHAREHOLDER'S EQUITY, REGULATORY RISK-BASED CAPITAL, RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Ohio, NLIC's and NLAIC's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The statutory capital and surplus of NLIC as of December 31, 1997, 1996 and 1995 was $1.13 billion, $1.00 billion and $1.36 billion, respectively. The statutory net income of NLIC for the years ended December 31, 1997, 1996 and 1995 was $111.7 million, $73.2 million and $86.5 million, respectively.

         As a result of the $850.0 million dividend paid on February 24, 1997, any dividend paid by NLIC during the twelve-month period immediately following the $850.0 million dividend would be an extraordinary dividend under Ohio insurance laws. Accordingly, no such dividend could be paid without prior regulatory approval. The Company has no reason to believe that any reasonably foreseeable dividend to be paid by NLIC would not receive the required approval.

         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholder.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and shareholder dividends in the future.

(11)     TRANSACTIONS WITH AFFILIATES

         As part of the restructuring described in note 1, NLIC paid a dividend valued at $485.7 million to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of ELICW, National Casualty Company (NCC) and West Coast Life Insurance Company (WCLIC). Also, on February 24, 1997, NLIC paid a dividend to NFS, and NFS paid an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million. The Company recognized a gain of $14.4 million on the transfer of securities.

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1997, 1996 and 1995, the Company made lease payments to NMIC and its subsidiaries of $8.4 million, $9.1 million and $9.0 million, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $85.8 million, $101.6 million and $107.1 million in 1997, 1996 and 1995, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $20.5 million and $15.1 million as of December 31, 1997 and 1996, respectively.

         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1997 and 1996 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Intercompany reinsurance agreements exist between NLIC and, respectively, NMIC and ELICW whereby all of NLIC's accident and health and group life insurance business is ceded on a modified coinsurance basis. NLIC entered into the reinsurance agreements during 1996 because the accident and health and group life insurance business was unrelated to the Company's long-term savings and retirement products. Accordingly, the accident and health and group life insurance business has been accounted for as discontinued operations for all periods presented. Under modified coinsurance agreements, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by ELICW or NMIC, as the case may be. Risk of asset default is retained by the Company, although a fee is paid by ELICW or NMIC, as the case may be, to the Company for the Company's retention of such risk. The agreements will remain in force until all policy obligations are settled. However, with respect to the agreement between NLIC and NMIC, either party may terminate the contract on January 1 of any year with prior notice. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Amounts ceded to NMIC and ELICW for the years ended December 31, 1997 and 1996 were:


                                                                   1997                          1996
                                                        ----------------------------  ----------------------------
             (in millions of dollars)                       NMIC          ELICW           NMIC          ELICW
                                                        -------------- -------------  ----------------------------
             Premiums                                       $ 91.4         $199.8         $ 97.3        $224.2
             Net investment income and other revenue        $ 10.7         $ 13.4         $ 10.9        $ 14.8
             Benefits, claims and other expenses            $100.7         $225.9         $100.5        $246.6


         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $211.0 million and $4.8 million as of December 31, 1997 and 1996, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         On March 1, 1995, Nationwide Corp. contributed all of the outstanding shares of common stock of Farmland Life Insurance Company (Farmland) to NLIC. Farmland merged into WCLIC effective June 30, 1995. The contribution resulted in a direct increase to consolidated shareholder's equity of $46.9 million. As discussed in note 15, WCLIC is accounted for as discontinued operations.

         Certain annuity products are sold through three affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 1997 were $66.1 million, $76.9 million and $57.3 million, respectively.

(12)     BANK LINES OF CREDIT

         In August 1996, NLIC, along with NMIC, entered into a $600.0 million revolving credit facility which provides for a $600.0 million loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by either NLIC or NMIC. NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. All previously existing line of credit agreements were canceled. In September 1997, the credit agreement was amended to include NFS as a party to and borrower under the agreement.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(13)     CONTINGENCIES

         The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(14)     SEGMENT INFORMATION

         The Company has three product segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by the Company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Fixed Annuities segment also includes the fixed option under the Company's variable annuity contracts. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses and investment management fees and other revenue earned from mutual funds, other than the portion allocated to the variable annuities and life insurance segments, are reported in the Corporate and Other segment.

         The following table summarizes revenues and income from continuing operations before federal income tax expense for the years ended December 31, 1997, 1996 and 1995 and assets as of December 31, 1997, 1996 and 1995, by segment.

              (in millions of dollars)                                         1997               1996             1995
                                                                           -------------      ------------     ------------
              Revenues:
                  Variable Annuities                                         $    404.0        $    284.6       $    189.1
                  Fixed Annuities                                               1,141.4           1,092.6          1,052.0
                  Life Insurance                                                  473.1             435.6            409.1
                  Corporate and Other                                             198.9             180.1            148.5
                                                                            -----------        ----------       ----------
                                                                             $  2,217.4        $  1,992.9       $  1,798.7
                                                                            ===========        ==========       ==========

              Income from continuing operations before federal income tax expense:
                  Variable Annuities                                         $    150.9        $     90.3       $     50.8
                  Fixed Annuities                                                 169.5             135.4            137.0
                  Life Insurance                                                   70.9              67.2             67.6
                  Corporate and Other                                              38.6              22.6             32.2
                                                                            -----------        ----------       ----------
                                                                             $    429.9        $    315.5       $    287.6
                                                                            ===========        ==========       ==========

              Assets:
                  Variable Annuities                                         $ 35,278.7        $ 25,069.7       $ 17,333.0
                  Fixed Annuities                                              14,436.3          13,994.7         13,250.4
                  Life Insurance                                                3,901.4           3,353.3          3,027.4
                  Corporate and Other                                           6,174.3           5,348.6          4,896.8
                                                                            -----------        ----------       ----------
                                                                             $ 59,790.7        $ 47,766.3       $ 38,507.6
                                                                            ===========        ==========       ==========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(15)     DISCONTINUED OPERATIONS

         As discussed in note 1, NFS is a holding company for NLIC and certain other companies within the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. Prior to the contribution by Nationwide Corp. of the outstanding common stock of NLIC to NFS, NLIC effected certain transactions with respect to certain subsidiaries and lines of business that were unrelated to long-term savings and retirement products.

         On September 24, 1996, NLIC's Board of Directors declared a dividend payable to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of three subsidiaries: ELICW, NCC and WCLIC. ELICW writes group accident and health and group life insurance business and maintains it offices in Wausau, Wisconsin. NCC is a property and casualty company with offices in Scottsdale, Arizona that serves as a fronting company for a property and casualty subsidiary of NMIC. WCLIC writes high dollar term life insurance policies and is located in San Francisco, California. ELICW, NCC and WCLIC have been accounted for as discontinued operations in the accompanying consolidated financial statements through December 31, 1996. The Company did not recognize any gain or loss on the disposal of these subsidiaries.

         Also, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and NMIC, effective January 1, 1996. See note 11 for a complete discussion of the reinsurance agreements. The Company has discontinued its accident and health and group life insurance business and in connection therewith has entered into reinsurance agreements to cede all existing and any future writings to other affiliated companies. NLIC's accident and health and group life insurance business is accounted for as discontinued operations for all periods presented. The Company did not recognize any gain or loss on the disposal of the accident and health and group life insurance business. The assets, liabilities, results of operations and activities of discontinued operations are distinguished physically, operationally and for financial reporting purposes from the remaining assets, liabilities, results of operations and activities of the Company.

         A summary of the results of operations of discontinued operations for the years ended December 31, 1997, 1996 and 1995 is as follows:


             (in millions of dollars)                                               1997           1996          1995
                                                                                -------------- ------------- ------------

             Revenues                                                             $    -         $   668.9     $   776.9
             Net income                                                           $    -         $    11.3     $    24.7

         A summary of the assets and liabilities of discontinued operations as of December 31, 1997, 1996 and 1995 is as follows:

             (in millions of dollars)                                               1997           1996          1995
                                                                                -------------- ------------- -------------

             Assets, consisting primarily of investments                            $247.3        $3,288.5      $3,206.7
             Liabilities, consisting primarily of policy benefits and claims        $247.3        $2,802.8      $2,700.0

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT


This Form S-6 Pre-Effective Amendment No. 1 comprises the following papers and documents:


The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 79 pages.


Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:


1.     Power of Attorney dated April 1, 1998.                 Attached hereto.

2.     Resolution of the Depositor's Board of Directors       Included with the Registration Statement on Form N-8B-2 for
       authorizing the establishment of the Registrant,       the Nationwide VLI Separate Account-2 (File No. 811-5311), adopted and is hereby incorporated by reference.

3.     Distribution Contracts                                 Underwriting or Distribution of contracts between the Registrant and Principal Underwriter - Filed  previously in connection with
                                                              Registration Statement (SEC File No. 33-86408) on November  14,
                                                              1994 and hereby incorporated  by reference.

4.     Form of Security                                       Attached hereto.

5.     Articles of Incorporation of Depositor                 Included with the Registration Statement on Form N-8B-2 for the
                                                              Nationwide VLI Separate Account-2 (File No. 811-5311), and is
                                                              hereby incorporated by reference.

6.     Application form of Security                           Filed previously in connection with Registration Statement (SEC File
                                                              No. 333-43671) on January 2, 1998 and hereby incorporated by reference.

7.     Opinion of Counsel                                     Filed previously in connection with Registration Statement (SEC
                                                              File No. 333-43671) on January 2, 1998 and hereby incorporated by reference.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the Policy Owners and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors of Nationwide Life Insurance Company:




We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the Prospectus.




                                                           KPMG Peat Marwick LLP



Columbus, Ohio
April 20, 1998

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-4, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf in the City of Columbus, and State of Ohio, on this 20th day of April, 1998.
                                         NATIONWIDE VLI SEPARATE ACCOUNT-4
                                         ---------------------------------
                                                   (Registrant)

(Seal)                                            NATIONWIDE LIFE
Attest:                                          INSURANCE COMPANY
                                         ---------------------------------
                                                    (Depositor)
/s/ W. SIDNEY DRUEN
-------------------                             By: JOSEPH P. RATH
    W. Sidney Druen                   By:---------------------------------
    Assistant Secretary                           Joseph P. Rath
                                  Vice President - Product and Market Compliance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 20th day of April, 1998.




              SIGNATURE                                               TITLE
LEWIS J. ALPHIN                                                        Director
-------------------------
Lewis J. Alphin

A. I. BELL                                                             Director
-------------------------
A. I. Bell

KEITH W. ECKEL                                                         Director
-------------------------
Keith W. Eckel

WILLARD J. ENGEL                                                       Director
-------------------------
Willard J. Engel

FRED C. FINNEY                                                         Director
-------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.                                              Director
-------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER                                                 President and Chief
-------------------------                                  Operating Office and Director
Joseph J. Gasper

DIMON R. McFERSON                                        Chairman and Chief Executive Officer
-------------------------                           Nationwide Insurance Enterprise and Director
Dimon R. McFerson

DAVID O. MILLER                                         Chairman of the Board and Director
-------------------------
David O. Miller

YVONNE L. MONTGOMERY                                                   Director
-------------------------
Yvonne L. Montgomery
--------------------

C. RAY NOECKER                                                         Director
-------------------------
C. Ray Noecker

ROBERT A. OAKLEY                                               Executive Vice President-
-------------------------                                      Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                                     Director                       By /s/JOSEPH P. RATH
-------------------------                                                                                -----------------
James F. Patterson                                                                                          Joseph P. Rath
                                                                                                            Attorney-in-Fact
ARDEN L. SHISLER                                                       Director
-------------------------
Arden L. Shisler

ROBERT L. STEWART                                                      Director
-------------------------
Robert L. Stewart

NANCY C. THOMAS                                                        Director
-------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                                        Director
-------------------------
Harold W. Weihl
